Exhibit 99.2

Execution Copy

AGREEMENT AND PLAN OF MERGER

Dated as of February 8, 2013

among

DECADE SUNSHINE LIMITED

DECADE SUNSHINE MERGER SUB

and

3SBIO INC.

Exhibit 99.2

TABLE OF CONTENTS

Exhibit 99.2

Exhibit 99.2

Appendix I

Glossary of Defined Terms

Defined Terms	Defined on Section

Acquisition Proposal	Section 6.4(a)
ADSs	Section 2.1(b)
Affiliate	Section 2.1(c)
Agreement	Preamble
Alternate Debt Financing	Section 6.14(b)
Alternative Acquisition Agreement	Section 6.4(c)
Audit Date	Section 3.5
Available Company Cash	Section 6.14(c)(i)
Available Company Cash Financing	Section 6.14(c)(i)
Bankruptcy and Equity Exception	Section 3.3(a)
Business Day	Section 1.2
Cayman Companies Law	Recitals
Cayman Plan of Merger	Section 1.3
Certificates	Section 2.3(a)
Change of Recommendation	Section 6.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Company	Preamble
Company Adverse Recommendation Change	Section 6.4(c)
Company Affiliate	Section 3.11(b)
Company Benefit Plans	Section 3.12(a)
Company Board	Recitals
Company Board Recommendation	Section 6.4(c)
Company Cash Backup Financing	Section 6.14(c)(ii)
Company Cash Backup Financing Documents	Section 6.14(c)(ii)
Company Disclosure Schedule	ARTICLE III
Company Intellectual Property	Section 3.9(a)
Company Material Adverse Effect	Section 3.1(d)
Company Option	Section 2.1(e)(i)
Company Option Plans	Section 2.1(e)(i)
Company Permits	Section 3.11(a)
Company Related Party	Section 8.5(b)
Company RS	Section 2.1(e)(ii)
Company RSU	Section 2.1(e)(ii)
Company SEC Reports	Section 3.4(a)
Company Shareholder Approval	Section 3.3(b)
Company Shareholders Meeting	Section 6.2(a)
Company Termination Fee	Section 8.5(b)
Company's Knowledge	Section 3.8(b)
Confidentiality Agreement	Section 6.3(b)
Consortium	Section 2.1(c)
Consortium Shares	Section 2.1(c)
Contract	Section 3.7(b)

Contract	Section 3.7(b)
Debt Financing	Section 4.9(b)
Debt Financing Document	Section 4.9(b)
Deposit Agreement	Section 2.1(b)
Depositary	Section 2.1(b)
Dissenting Shares	Section 2.3(f)
Effective Time	Section 1.3
Environmental Law	Section 3.14(e)
Environmental Permits	Section 3.14(a)
Equity Financing	Section 4.9(b)
Equity Financing Document	Section 4.9(b)
Exchange Act	Section 2.1(c)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Excluded Shares	Section 2.1(b)
Expenses	Section 6.9
Financing	Section 4.9(b)
Financing Documents	Section 4.9(b)
GAAP	Section 3.1(d)
Government Official	Section 3.11(b)
Governmental Entity	Section 2.1(e)(i)
Guarantee	Recitals
Guarantor	Recitals
Hazardous Substances	Section 3.14(e)
IC Financial Advisor	Section 3.22
Indemnified Parties	Section 6.7(a)
Independent Committee	Recitals
Intellectual Property	Section 3.9(e)
Law	Section 3.1(d)
Leased Real Property	Section 3.8(b)
Lenders	Section 4.9(b)
Lien	Section 3.2(b)
Material Contract	Section 3.16(a)(viii)
Material Customer	Section 3.19
Material Supplier	Section 3.18
Maximum Premium	Section 6.7(c)
Memorandum and Articles of Association	Section 1.5
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Sub	Preamble
NASDAQ	Section 3.7(a)
Negotiation Period	Section 6.4(d)
New Debt Financing Documents	Section 6.14(b)
Notice of Superior Proposal	Section 6.4(d)
Order	Section 3.10
Owned Real Property	Section 3.8(a)

v

Parent	Preamble
Parent Material Adverse Effect	Section 4.1
Parent Related Party	Section 8.5(b)
Parent Termination Fee	Section 8.5(c)
Parent's Knowledge	Section 4.9(c)
Parties	Preamble
Party	Preamble
Per ADS Merger Consideration	Section 2.1(b)
Per Share Merger Consideration	Section 2.1(b)
Permitted Liens	Section 3.2(b)
Person	Section 2.1(c)
PRC	Section 1.2
Proceeding	Section 3.10
Proxy Statement	Section 3.7(a)
Real Property Leases	Section 3.8(b)
Representatives	Section 3.23
Required Available Cash Amount	Section 6.14(c)(i)
Rollover Agreement	Recitals
Schedule 13E-3	Section 3.7(a)
SEC	Section 3.4(a)
Securities Act	Section 3.4(a)
Service Provider	Section 3.12(a)
Shares	Recitals
Subsidiary	Section 3.1(d)
Superior Proposal	Section 6.4(b)
Surviving Corporation	Section 1.1
Takeover Statute	Section 3.20
Tax	Section 2.1(e)(i)
Tax Return	Section 3.15
Taxes	Section 2.1(e)(i)
Termination Date	Section 8.2(a)
Trade Secrets	Section 3.9(e)
Uncertificated Shares	Section 2.3(b)
Voting Agreement	Recitals

AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of February 8, 2013, is by and among Decade Sunshine Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands ("Parent"), Decade Sunshine Merger Sub, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent ("Merger Sub"), and 3SBio Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Company", and, together with Parent and Merger Sub, the "Parties" and each, a "Party").

     WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Islands Companies Law (as amended) (the "Cayman Companies Law"), Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger and becoming a direct wholly owned subsidiary of Parent as a result of the Merger;

     WHEREAS, the board of directors of each of Parent and Merger Sub has (i) approved the execution, delivery and performance by Parent and Merger Sub, as the case may be, of this Agreement and consummation of the transactions contemplated hereby, including the Merger and (ii) declared it advisable for Parent and Merger Sub, as the case may be, to enter into this Agreement;

     WHEREAS, the board of directors of the Company (the "Company Board"), acting upon the recommendation of an independent committee of the Company Board (the "Independent Committee"), has (i) determined that it is in the best interest of the Company and its shareholders (other than the holders of Consortium Shares (as such term is defined in Section 2.1(c) (Cancellation of Shares)), and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend that the shareholders of the Company approve this Agreement;

     WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, certain holders of ordinary shares, par value US$0.0001 per share, of the Company (the "Shares") are entering into a rollover agreement (the "Rollover Agreement"), pursuant to which and subject to the terms and conditions set forth therein, they will each agree to the cancellation of the Consortium Shares and to subscribe for newly issued shares of Century Sunshine Limited;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the Company's willingness to enter into this Agreement, certain holders of the Shares are entering into a voting agreement (the "Voting Agreement"), pursuant to which and subject to the terms and conditions set forth therein, they will vote in favor of this Agreement and consummation of the transactions contemplated hereby, including the Merger;

     WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Company's willingness to enter into this Agreement, each of Dr. Jing Lou and

CPEChina Fund, L.P. (each a "Guarantor"), has delivered a guarantee in favor of the Company (a "Guarantee") to guarantee the due and punctual performance and discharge of certain payment obligations of Parent under this Agreement;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the Company, Parent and Merger Sub hereby agree as follows:

ARTICLE I

THE MERGER

     Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions of this Agreement and in accordance with the Cayman Companies Law, Merger Sub shall be merged with and into the Company. Following the Merger, the Company shall continue as the surviving corporation (the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease.

     Section 1.2 Closing of the Merger. Unless otherwise mutually agreed in writing between the Company, Merger Sub and Parent, the closing of the Merger (the "Closing") shall take place at 10:00 a.m. (Beijing time), on a date to be specified by Parent and the Company (the "Closing Date"), which shall be no later than the third Business Day after the satisfaction or, to the extent permitted by applicable Law, waiver by the Party or Parties entitled to the benefits of the conditions set forth in Article VII (Conditions to Consummation of the Merger) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver thereof), at the office of Cleary Gottlieb Steen & Hamilton LLP, Twin Towers - West (23rd Floor), 12B Jianguomen Wai Da Jie, Chaoyang District, Beijing 100022, PRC. For purposes of this Agreement, "Business Day" means any day other than Saturday, Sunday or a day on which banking institutions in New York, Hong Kong, the Cayman Islands, or the PRC are authorized or obligated under applicable Law to be closed; and "PRC" means the People's Republic of China and for purposes of this Agreement, excludes Hong Kong, Macao and Taiwan.

     Section 1.3 Effective Time. Subject to the provisions of this Agreement, Parent, Merger Sub and the Company shall execute a plan of merger (the "Cayman Plan of Merger"), substantially in the form contained in Appendix I hereto, and the Parties shall file the Cayman Plan of Merger and other documents required to effect the Merger pursuant to the Cayman Companies Law with the Registrar of Companies of the Cayman Islands as provided in Section 233 of the Cayman Companies Law as soon as practicable on or after the Closing Date. The Merger shall become effective upon such filing or at such time thereafter within 90 days of the date of registration of the Cayman Plan of Merger by the Registrar of Companies of the Cayman Islands as the Parties shall agree, and as shall be provided in the Cayman Plan of Merger in accordance with the Cayman Companies Law (the "Effective Time").

     Section 1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects specified in the Cayman Companies Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, the Surviving Corporation shall succeed to and assume all the undertakings, property, assets, rights, privileges, immunities, powers, franchises, debts, liabilities, duties and obligations of Merger Sub and the Company in accordance with the Cayman Companies Law.

     Section 1.5 Memorandum and Articles of Association. At the Effective Time, the memorandum and articles of association of Merger Sub then in effect shall be the memorandum and articles of association of the Surviving Corporation (the "Memorandum and Articles of Association"), except that, at the Effective Time, Article I of the Memorandum and Articles of Association shall be amended to be and read as follows: "The name of the corporation is "3SBio Inc.", until thereafter changed or amended as provided therein or by applicable Law.

     Section 1.6 Directors. From and after the Effective Time, the directors of the Surviving Corporation shall consist of the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the Surviving Corporation's Memorandum and Articles of Association.

     Section 1.7 Officers. From and after the Effective Time, the officers of the Surviving Corporation shall consist of the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Memorandum and Articles of Association.

ARTICLE II

DELIVERY OF MERGER CONSIDERATION

     Section 2.1 Conversion and Cancellation of Securities. At the Effective Time, by virtue of the Merger and without any action on the part of any of the Parties or any other shareholders of the Company:

      (a) Securities of Merger Sub. Each ordinary share, par value US$1.00 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and non-assessable ordinary share, par value US$0.0001 per share, of the Surviving Corporation. Such ordinary shares shall be the only issued and outstanding share capital of the Surviving Corporation.

     (b) Merger Consideration. Each Share, including Shares represented by American Depositary Shares, each representing seven Shares (the "ADSs"), issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.1(c) (Cancellation of Shares) and any Dissenting Shares, collectively, the "Excluded Shares"), shall be cancelled in exchange for the right to receive an amount in cash equal to US$2.20 per Share, without interest (the "Per Share Merger Consideration"). As each ADS represents seven Shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) shall be cancelled in exchange for the right to receive an amount in cash equal to US$15.40 per ADS, without interest (the "Per ADS Merger Consideration" and collectively with the Per Share Merger

Consideration, the "Merger Consideration"), pursuant to the terms and conditions set forth in the deposit agreement dated February 5, 2007, by and between the Company and JPMorgan Chase Bank, N.A. (the "Depositary"), as amended by Agreement No.1 to Letter Agreement dated February 4, 2008 (the "Deposit Agreement"). As of the Effective Time, all of the Shares, including Shares represented by ADSs, shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and the register of members of the Company will be amended accordingly. Each Share, including each Share represented by ADSs (other than the Excluded Shares) shall thereafter represent only the right to receive the Merger Consideration without interest and any Dissenting Shares shall thereafter represent only the right to receive the applicable payments set forth in Section 2.3(f) (Dissenting Shares).

     (c) Cancellation of Shares. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time that is beneficially owned (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) by (i) Parent or Merger Sub, (ii) any member of the Consortium, which Shares are stated in Schedule A to the Rollover Agreement, in each case of (i) and (ii), including, without limitation, each Company RS and Company RSU that are listed in Schedule A to the Rollover Agreement (Shares, Company RSs and Company RSUs referred to in (i) and (ii), collectively, the "Consortium Shares") or (ii) the Company or any direct or indirect wholly owned Subsidiary of the Company shall, by virtue of the Merger and without any action on the part of its holder, automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor. For the purposes of this Agreement, "Affiliate" means, as to any Person, (i) any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, "control" (including, with its correlative meanings, "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise and (ii) with respect to any natural person, any member of the immediate family of such natural person. "Consortium" means, collectively, Dr. Jing Lou, Dan Lou, Bin Huang, Dongmei Su, Ming Hu, Ke Li, Bo Tan, Qingjie Zhang, Deyu Kong, Fei You, Yongfu Chen, Hui Dang, Jiaoe Zhang, Zhonghua Zhang, Thomas Folinsbee and CPEChina Fund, L.P. A "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange Act).

     (d) Certain Adjustments. The Merger Consideration shall be adjusted to reflect appropriately the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Shares), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares, change or readjustment in the ratio of Shares represented by each ADS, or other similar change with respect to Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time.

     (e) Treatment of Company Options and Restricted Shares.

          (i) As of the Effective Time, each option to purchase Shares (a "Company Option") pursuant to the Company's 2006 Stock Plan, as amended, and 2010 Equity

Incentive Plan (collectively, the "Company Option Plans") that is then outstanding and unexercised, vested or unvested, shall be cancelled and converted into the right to receive, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time, cash in an amount equal to (A) the total number of Shares issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of (x) the Per Share Merger Consideration over (y) the exercise price payable per Share issuable under such Company Option. For the avoidance of doubt, if the exercise price payable per Share issuable under any Company Option is greater than the Per Share Merger Consideration, such Company Option will be cancelled for no payment. For purposes of this Agreement, "Tax" or "Taxes" means (i) any and all taxes, fees, levies, duties, tariffs, imposts and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes or other charges on or with respect to income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, social security, workers' compensation, unemployment compensation or net worth; (ii) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value-added or gains taxes; (iii) license, registration and documentation fees; and (iv) customs duties, tariffs and similar charges; and "Governmental Entity" means supranational, national, state, municipal or local court or tribunal or administrative, governmental, quasi-governmental or regulatory body, agency or authority.

          (ii) As of the Effective Time, each restricted share of the Company (a "Company RS") and each restricted share unit of the Company (a “Company RSU”) pursuant to the Company Option Plans that is then outstanding, vested or unvested, shall automatically become fully vested and be released from any restrictions on transfer. At the Effective Time, all of the Company RSs and Company RSUs, except for the Company RSs and Company RSUs that are included in the Consortium Shares, shall automatically be cancelled and shall cease to exist, and the holders thereof shall be entitled to receive from the Surviving Corporation, net of any applicable withholding Taxes and as soon as reasonably practicable after the Effective Time, cash in an amount equal to the product of (A) the number of the Company RSs, or Shares or ADSs then subject to the Company RSUs, as the case may be, multiplied by (B) the Per Share Merger Consideration or the Per ADS Merger Consideration, as applicable. At the Effective Time, the Company RSs and Company RSUs that are included in the Consortium Shares shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered or deliverable in exchange therefor, as provided in Section 2.1(c) ..

          (iii) Unless otherwise determined by Parent, all Company Option Plans shall terminate as of the Effective Time.

     Section 2.2 Exchange Fund. (a) Prior to the Effective Time, Parent shall appoint a commercial bank or trust company, with the Company's prior approval, to act as exchange agent hereunder for the purpose of exchanging Shares and ADSs for the Merger Consideration (the "Exchange Agent"). The agreement between Parent and the Exchange Agent shall be in a form reasonably acceptable to the Company.

     (b) At or prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of Shares, ADSs and Company Options an amount in cash sufficient to make payments under Sections 2.1(b) (Merger

Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration). Any cash deposited with the Exchange Agent pursuant to this Section 2.2(b) shall hereinafter be referred to as the "Exchange Fund." Section 2.3 Exchange Procedures. (a) Promptly after the Effective Time (and in any event within (x) five Business Days in the case of registered members and (y) three Business Days in the case of the depositary trust company on behalf of beneficial holders holding through brokers, nominees, custodians or through a third-party), the Surviving Corporation shall cause the Exchange Agent to mail (or in the case of depository trust company, deliver) or otherwise disseminate to each registered holder of Shares (other than holders of Excluded Shares) (i) a letter of transmittal in customary form for a Cayman Islands incorporated company specifying how the delivery of the Per Share Merger Consideration to the registered holders of the Shares shall be effected; and (ii) instructions for effecting the surrender of any and all share certificates which have been issued representing Shares (the "Certificates") in exchange for the applicable Per Share Merger Consideration.

     (b) Upon surrender of a Certificate (or affidavit of loss and indemnity in the required form) to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, each holder of such Certificate and each registered holder of Shares not represented by a Certificate ("Uncertificated Shares") shall be entitled to receive in exchange therefor the Per Share Merger Consideration for each Share formerly represented by such Certificate or Uncertificated Share, and the Certificate so surrendered shall forthwith be cancelled.

     (c) If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition of payment that (A) the Certificate so surrendered shall be properly endorsed or shall otherwise be accompanied by a proper form of transfer and (B) the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of such Certificate surrendered and shall have established to the reasonable satisfaction of the Surviving Corporation that such Tax either has been paid or is not applicable.

     (d) Until surrendered as contemplated by this Section 2.3 (Exchange Procedures), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive the Per Share Merger Consideration as contemplated by this Article II (Delivery of Merger Consideration), without interest.

     (e) Prior to the Effective Time, Parent and the Company shall establish procedures with the Exchange Agent and the Depositary to ensure that (i) the Exchange Agent will transmit to the Depositary promptly following the Effective Time an amount in cash in immediately available funds equal to the product of (x) the number of ADSs issued and outstanding immediately prior to the Effective Time (other than the ADSs representing the Excluded Shares) and (y) the Per ADS Merger Consideration and (ii) the Depositary will distribute the aggregate amount of the Per ADS Merger Consideration to holders of ADSs pro rata to their holdings of ADSs upon surrender by them of the ADSs. Pursuant to the Deposit Agreement, each holder of ADSs will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding Taxes, if any) due to or incurred by the Depositary in connection with distribution of the Per ADS Merger Consideration to ADS holders.

     (f) Dissenting Shares. No Person who has validly exercised such Person's appraisal rights pursuant to Section 238 of the Cayman Companies Law shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person ("Dissenting Shares") unless and until such Person shall have effectively withdrawn or lost such Person's appraisal rights under the Cayman Companies Law. Each Dissenting Share shall be entitled to receive only the payment resulting from the procedure in Section 238 of the Cayman Companies Law. The Company shall promptly give Parent (i) copies of notices of objection, notices of dissent, any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to Company shareholders' rights of appraisal and (ii) the opportunity to direct or approve all offers, negotiations and proceedings with respect to demand for appraisal under the Cayman Companies Law. The Company shall not, except with the prior written consent of Parent, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands. In the event that any written notices of objection to the Merger are served by the shareholders of the Company pursuant to the Cayman Companies Law, the Company shall serve written notice of the authorization of the Merger pursuant to the Cayman Companies Law within ten Business Days of the approval of the Merger at the Company Shareholders Meeting.

     (g) Untraceable Shareholders. Remittances for the Merger Consideration shall not be sent to shareholders who are untraceable unless and until, except as provided below, they notify the Exchange Agent of their current contact details prior to the Effective Time. A Company shareholder will be deemed to be untraceable if (i) he has no registered address in the register of members (or branch register) maintained by the Company or, (ii) on the last two consecutive occasions on which a dividend has been paid by the Company a check payable to such shareholder either (A) has been sent to such shareholder and has been returned undelivered or has not been cashed or, (B) has not been sent to such shareholder because on an earlier occasion a check for a dividend so payable has been returned undelivered, and in any such case no valid claim in respect thereof has been communicated in writing to the Company or, (iii) notice of the Company Shareholders Meeting has been sent to such shareholder and has been returned undelivered.

     (h) In the event that monies due to holders of Dissenting Shares and shareholders of the Company who are untraceable exceed US$2,000,000, such monies and any monies which are returned shall be held by the Surviving Corporation in a separate non-interest bearing bank account for the benefit of holders of Dissenting Shares and shareholders of the Company who are untraceable. Monies unclaimed after a period of seven years from the date of the notice of the Company Shareholders Meeting shall be forfeited and shall revert to the Surviving Corporation. It is acknowledged that holders of Dissenting Shares and shareholders of the Company who are untraceable who, after the Effective Time, wish to receive any monies otherwise payable in respect of the Merger within applicable time limits or limitation periods will be advised by the Exchange Agent, Parent or Merger Sub, as applicable, to contact the Surviving Corporation.

     Section 2.4 Transfer Books; No Further Ownership Rights. The Per Share Merger Consideration and the Per ADS Merger Consideration paid in respect of the Shares upon the surrender for exchange of Certificates or for Uncertificated Shares in accordance with the terms of this Article II (Delivery of Merger Consideration) shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares previously represented by such Certificates or Uncertificated Shares, and at the Effective Time, the register of members of the Company shall be closed and thereafter there shall be no further registration of transfers on the register of members of the Surviving Corporation of Shares that were outstanding immediately prior to the Effective Time. From and after the Effective Time, the holders of Certificates or Uncertificated Shares that evidenced ownership of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares, except as otherwise provided for herein or by applicable Law. Subject to the last sentence of Section 2.3(f) (Dissenting Shares), if, at any time after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder of such Certificates is entitled pursuant to this Article II (Delivery of Merger Consideration).

     Section 2.5 Termination of Exchange Fund. Any portion of the Exchange Fund (including any income or proceeds thereof or of any investments thereof) which remains undistributed to the holders of Certificates (other than the Excluded Shares) for nine months after the Effective Time shall be delivered to the Surviving Corporation on the instruction of the Surviving Corporation, and any holder of Shares (other than the Excluded Shares) and ADSs who has not theretofore complied with this Article II (Delivery of Merger Consideration) shall thereafter look only to the Surviving Corporation (subject to this Agreement and abandoned property, escheat and similar Laws) for the cash to which such holders are entitled under this Article II (Delivery of Merger Consideration). Any such portion of the Exchange Fund remaining unclaimed by such holders of Shares at such time as time at which amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by Law, become the property of the Surviving Corporation or its designee, free and clear of any claims or interest of any Person previously entitled thereto.

     Section 2.6 No Liability. None of Parent, Merger Sub, the Company, the Surviving Corporation, the Depositary, the Exchange Agent or any other Person shall be liable to any Person in respect of any Per Share Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

     Section 2.7 Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America. Any interest and other income resulting from such investments shall become a part of the Exchange Fund, and any amounts in excess of the aggregate amounts payable under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration) shall be returned to the Surviving Corporation in accordance with Section 2.5 (Termination of Exchange Fund). To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Exchange Agent to make prompt cash payment under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to make such payments under Sections 2.1(b) (Merger Consideration), 2.1(e) (Treatment of Company Options and Restricted Shares) and 2.3(f) (Dissenting Shares) (in the case of payments under Section 2.3(f) (Dissenting Shares), an amount equal to the number of Dissenting Shares multiplied by the Per Share Merger Consideration).

     Section 2.8 Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit or declaration of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, an indemnity or the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the applicable Per Share Merger Consideration with respect to the Shares formerly represented thereby pursuant to this Agreement.

     Section 2.9 Withholding Rights. Each of the Surviving Corporation, Parent, the Exchange Agent and the Depositary, without double counting, shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement such amounts as it reasonably determines is required to deduct and withhold with respect to the making of such payment under any provisions of applicable Tax Law. To the extent that amounts are so deducted, withheld and paid over to the appropriate Governmental Entity by the Surviving Corporation, Parent, Exchange Agent or the Depositary, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares, ADSs or Company Options in respect to which such deduction and withholding was made by Surviving Corporation, Parent, the Exchange Agent or the Depositary, as the case may be.

     Section 2.10 Agreement of Fair Value. Parent, Merger Sub and the Company respectively agree that the Per Share Merger Consideration represents the fair value of the Shares for the purposes of Section 238(8) of the Cayman Companies Law.

     Section 2.11 Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Corporation shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except (a) as disclosed in the Company SEC Reports (as defined in Section 3.4(a)), other than disclosures in such Company SEC Reports contained in the "Risk Factors" and "Forward-Looking Statements" sections thereof or any other disclosure in the Company SEC Reports which are cautionary, predictive or forward-looking in nature, (b) as may be disclosed in the corresponding sections or subsections of the disclosure schedule delivered to Parent by the Company on the date hereof (the "Company Disclosure Schedule") (it being understood that any information set forth in one section or subsection of the Company Disclosure Schedule shall be deemed to apply and qualify the section or subsection of this Agreement to which it corresponds in number and each other section or subsection of this Agreement to the extent that it is reasonably apparent that such information is relevant to such other section or subsection), or (c) for any matters with respect to which Dr. Jing Lou or Mr. Bo Tan has actual knowledge, the Company hereby represents and warrants to Parent and Merger Sub that:

     Section 3.1 Organization and Qualification; Subsidiaries. (a) Each of the Company and its Subsidiaries is an entity duly organized, validly existing and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) under the Laws of its respective jurisdiction of organization, and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and proposed by the Company to be conducted. Each of the Company and its Subsidiaries is qualified or licensed to do business and in good standing (to the extent the relevant jurisdiction recognizes such concept of good standing) as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) Section 3.1(b) of the Company Disclosure Schedule sets forth a list of (i) all Subsidiaries of the Company and (ii) the Company's interest in any Person which is not a Subsidiary, including any Person in which the Company has a non-controlling equity interest. Except as listed in Section 3.1(b) of the Company Disclosure Schedule, the Company does not own, directly or indirectly, beneficially or of record, any shares of capital stock or other security of any other entity or any other investment in any other entity.

     (c) The Company has made available to Parent true, complete and correct copies of the memorandum and articles of association or other similar organizational documents, as currently in effect, of the Company and each of its Subsidiaries. Neither the Company nor any of its Subsidiaries is in violation or default of any of the provisions of its memorandum and articles of association or other similar organizational documents in any material respect.

     (d) For purposes of this Agreement, "Law" means any United States federal, state or local, non-United States national, provincial or local, or multinational law, statute or ordinance, common law, or any rule, regulation, directive, treaty provision, governmental guidelines or interpretations having the force of law, permits and orders of any Governmental Entity; "Subsidiary" of a Person means any entity in which such Person owns, directly or indirectly, at least a majority of capital stock, holds at least a majority of equity or similar interest, or controls, directly or indirectly, through contractual agreements and includes, where applicable, any subsidiary of such Person formed or acquired after the date hereof; for the avoidance of doubt, Subsidiaries of the Company shall include Liaoning Sunshine Bio-Pharmaceutical Company Limited and its Subsidiaries; and "Company Material Adverse Effect" means any fact, event, circumstance, change, condition or effect that, individually or in the aggregate with all other facts, events, circumstances, changes, conditions and effects, (1) has or would reasonably be expected to have a materially adverse effect on the business, financial condition, or results of operations of the Company and its Subsidiaries, taken as a whole or (2) prevents or would reasonably be expected to prevent the consummation of the transactions contemplated by this Agreement in accordance with its terms; provided, that in no event shall any of the following, either alone or in combination, constitute, or be taken into account in determining whether there has been or would reasonably be expected to be, a Company Material Adverse Effect: (i) changes affecting the economy or financial, credit or securities markets generally in the PRC or the United States; (ii) changes in U.S. generally accepted accounting principles ("GAAP") or any interpretation thereof after the date hereof; (iii) changes in applicable Laws (or any interpretation thereof) or directives or policies of a Governmental Entity of general applicability that are binding on the Company or any of its Subsidiaries; (iv) effects resulting from the consummation of the transactions contemplated hereby, or the public announcement of this Agreement or the identity of Parent and its Affiliates, including the initiation of litigation or other legal proceeding related to this Agreement or the transactions contemplated hereby, or any losses of customers or employees; (v) natural disasters, declarations of war, acts of sabotage or terrorism or armed hostilities, or similar events; (vi) changes in the market price or trading volume of Shares (it being understood that the facts or occurrences giving rise to or contributing to such changes in this clause (vi) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); (vii) actions or omissions of the Company or any of its Subsidiaries taken (x) that are required by this Agreement, (y) with the consent of Parent, Merger Sub or Dr. Jing Lou, or (z) at the request of Parent, Merger Sub or Dr. Jing Lou; (viii) any breach of this Agreement by Parent or Merger Sub; (ix) effects affecting the industry in which the Company and its Subsidiaries operate; (x) changes in general business, economic or political conditions; (xi) the failure by the Company or any of its Subsidiaries to meet any internal or industry estimates, expectations, forecasts, projections or budgets for any period (it being understood that the underlying cause of such failure may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably expected to occur); or (xii) any change or prospective change in the Company's credit ratings; provided, that facts, events, circumstances, developments, conditions, changes, occurrences or effects set forth in clauses (i), (ii), (iii), (v), (ix) and (x) above may be taken into account in determining whether a "Company Material Adverse Effect" has occurred or would reasonably be expected to occur if and to the extent such facts, events, circumstances, developments, conditions, changes, occurrences or effects individually or in the aggregate have a materially disproportionate impact on the Company and its Subsidiaries, taken as a whole, relative to the other participants in the industries in which the Company and its Subsidiaries conduct their business (in which case the incremental materially disproportionate impact or impacts may be taken into account in determining whether or not a Company Material Adverse Effect has occurred or would be reasonably expected to occur).

     Section 3.2 Capitalization of the Company and Its Subsidiaries. (a) The authorized share capital of the Company consists of 500,000,000 Shares. As of the date of this Agreement, (i) 156,179,441 Shares were issued and outstanding (including Shares represented by ADSs) and (ii) 343,820,559 Shares are reserved for issuance upon exercise of the Company Options and for general corporate purposes. Section 3.2(a) of the Company Disclosure Schedule sets forth the aggregate number of Company Options held by all the holders of Company Options as of the date of this Agreement and the applicable exercise prices. All the outstanding Shares are, and the Shares issuable upon the exercise of outstanding Company Options will be, when issued in accordance with the terms thereof, duly authorized, validly issued, fully paid and non-assessable. Except as set forth in Section 3.2(a) of the Company Disclosure Schedule and except for the transactions contemplated hereby, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character issued by the Company or any of its Subsidiaries relating to the share capital of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, transfer or sell or cause to be issued, transferred or sold any shares of capital stock or other equity interest in the Company or any of its Subsidiaries, or any securities convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company or any of its Subsidiaries. No securities or obligations evidencing such rights are authorized, issued or outstanding. There are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries. As of the date of this Agreement and other than the ADSs and the Deposit Agreement, the Company has not issued or had outstanding any bonds, debentures, notes or other obligations, which entitles the holders to the right to vote (or convertible into or exchangeable or exercisable for securities having the right to vote) on any matters on which shareholders of the Company may vote.

     (b) All of the outstanding share capital of the Company's wholly owned Subsidiaries has been duly authorized, validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens, and there are no irrevocable proxies with respect to such share capital. The outstanding share capital of the Company's Subsidiaries that are not wholly owned Subsidiaries has been duly authorized, validly issued, and is fully paid and non-assessable and owned by the Company, directly or indirectly, free and clear of any Liens (other than Permitted Liens). For purposes of this Agreement, "Lien" means any security interest, pledge, hypothecation, mortgage, lien, charge, encumbrance, servient easement, adverse claim, reversion, reverter or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership; and "Permitted Liens" means: (i) Liens for Taxes, assessments and charges or levies by Governmental Entities not yet due and payable or that are being contested in good faith and by appropriate proceedings; (ii) mechanics', carriers', workmen's, repairmen's, materialmen's or other Liens or security interests arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company or any of its Subsidiaries or that secure a liquidated amount, that are being contested in good faith and by appropriate proceedings; (iii) non-exclusive licenses between the Company and its Subsidiaries or otherwise granted to third parties in the ordinary course of business by the Company or its Subsidiaries; (iv) Liens imposed by applicable Laws; (v) pledges or deposits to secure obligations under workers' compensation Laws or similar legislation or to secure public or statutory obligations; (vi) pledges and deposits to secure the performance of bids, trade contracts, leases, surety and appeal bonds, performance bonds and other obligations of a similar nature, in each case in the ordinary course of business; (vii) easements, covenants and rights of way (unrecorded and of record) and other similar restrictions of record, and zoning, building and other similar restrictions, in each case that do not adversely affect in any material respect the current use of the applicable property owned, leased, used or held for use by the Company or any of its Subsidiaries; (viii) Liens securing indebtedness or liabilities that (x) are reflected in the Company SEC Reports filed or furnished prior to the date hereof or (y) securing indebtedness or liabilities that have otherwise been disclosed to Parent; and (ix) any other Liens that do not secure a liquidated amount, that have been incurred or suffered in the ordinary course of business and that would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) Each Company Option was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Option Plans.

     (d) Each Company RS or Company RSU was granted in compliance in all material respects with all applicable Laws and all of the terms and conditions of the Company Option Plans.

     Section 3.3 Authority Relative to This Agreement. (a) The Company has all necessary corporate power and authority to execute and deliver this Agreement and, subject to obtaining the Company Shareholder Approval, to consummate the transactions contemplated hereby. The Company Board, acting upon the recommendation of the Independent Committee, has duly and validly authorized the execution, delivery and performance of this Agreement and approved the consummation of the transactions contemplated hereby, and taken all corporate actions required to be taken by the Company Board for the consummation of the transactions contemplated hereby, including the Merger, and has (i) by resolution approved, and declared advisable, the Merger, this Agreement and the other transactions contemplated hereby; (ii) determined that such transactions are advisable and fair to, and in the best interests of, the Company and its shareholders; and (iii) resolved to recommend that the shareholders of the Company approve this Agreement. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby (other than, with respect to the Merger, the Company Shareholder Approval). This Agreement has been duly and validly executed and delivered by the Company and, assuming due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid, legal and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles (the "Bankruptcy and Equity Exception").

     (b) The only vote of the holders of any class or series of share capital of the Company necessary to approve this Agreement and the transactions contemplated hereby (including the Merger) is the affirmative vote of shareholders representing two-thirds or more of the Shares present and voting in person or by proxy as a single class at the Company Shareholders Meeting (the "Company Shareholder Approval"). No other vote of the shareholders of the Company is required by Law, the memorandum and articles of association of the Company or otherwise in order for the Company to approve this Agreement or to consummate the transactions contemplated hereby (including the Merger).

     Section 3.4 SEC Reports; Financial Statements. (a) The Company has timely filed or furnished, as applicable, all required forms, reports and documents (including, without limitation, any financial statements, exhibits or schedules included or incorporated by reference therein) with the United States Securities and Exchange Commission (the "SEC") since January 1, 2011 (the forms, reports and other documents filed since January 1, 2011 and those filed subsequent to the date hereof, including any amendments thereto and any financial statements, exhibits or schedules included or incorporated by reference therein, collectively, the "Company SEC Reports"). The Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations promulgated thereunder, each as in effect on the dates such forms, reports and documents were filed, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has filed or furnished, or is required to file or furnish, any form, report or other document with the SEC.

     (b) The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15, as applicable, under the Exchange Act) that is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the management and directors of the Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on its financial statements.

     (c) The audited and unaudited consolidated financial statements included in or incorporated by reference into the Company SEC Reports (including the related notes and schedules) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of their respective dates, and the results of operations, changes in shareholders' equity and cash flows, as the case may be, of such companies for the periods set forth therein (subject, in the case of the unaudited interim financial statements, to normal year-end adjustments that have not been, and will not be, material in amount), in each case in accordance with GAAP (except as specifically indicated in the notes thereto), the published rules and regulations of the SEC and the rules and standards of the Public Company Accounting Oversight Board.

     (d) The Company has implemented disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) that are designed to ensure that material information relating to the Company or its Subsidiaries required to be included in reports filed under the Exchange Act is made known to the chief executive officer and chief financial officer, or other persons performing similar functions, of the Company by others within those entities. Neither the Company nor, to the Company's Knowledge, the Company's independent registered public accounting firm, has identified or been made aware of "significant deficiencies" or "material weaknesses" (as defined by the Public Company Accounting Oversight Board) in the design or operation of the Company's internal controls and procedures which could reasonably adversely affect the Company's ability to record, process, summarize and report financial data, in each case which has not been subsequently remediated. To the Company's Knowledge, there is no fraud, whether or not material, that involve the Company's management or other employees who have a significant role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

     (e) The Proxy Statement and the Schedule 13E-3 shall not, on the date the Proxy Statement is first mailed to shareholders of the Company or at the time of the Company Shareholders Meeting or, in the case of the Schedule 13E-3, on the date it and any amendment or supplement to it is filed with the SEC, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement and Schedule 13E-3 will comply as to form in all material respects with the requirements of the Exchange Act. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement or the Schedule 13E-3.

     Section 3.5 No Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries, except for liabilities or obligations (i) that would not have, individually or in the aggregate, a Company Material Adverse Effect, (ii) reflected or reserved against in the consolidated balance sheets of the Company and its consolidated Subsidiaries included in the Company SEC Reports, (iii) incurred after December 31, 2011 (the "Audit Date") in the ordinary course of business consistent with past practice, or (iv) incurred in connection with the transactions contemplated hereby.

     Section 3.6 Absence of Changes. Except for the execution and performance of this Agreement and the discussions, negotiations and transactions related hereto, since the Audit Date, the Company and its Subsidiaries have conducted their respective business in all material respects in the ordinary and usual course consistent with past practice and there has not been: (a) any event, occurrence or development which has had, individually or in the aggregate, a Company Material Adverse Effect; (b) any declaration, setting aside or payment of any dividend or other distribution with respect to any Shares of the Company or share capital of any of its Subsidiaries (except for dividends or other distributions by any Subsidiary to the Company or to any Subsidiary of the Company); (c) any redemption, repurchase or other acquisition of any capital stock of the Company or any of its Subsidiaries; or (d) any material increase in the compensation or benefits payable or to become payable to the officers or employees of the Company or any of its Subsidiaries (except for increases for employees in the ordinary course of business and consistent with past practice and except to the extent required by applicable Laws).

     Section 3.7 Consents and Approvals; No Violations; Secured Creditors. (a) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, joining of the Company in the filing of the Exchange Act Rule 13E-3 transaction statement on Schedule 13E-3 (including any exhibit thereto and document incorporated by reference therein, the "Schedule 13E-3") which includes, as an exhibit thereto, the proxy statement to be sent to the shareholders of the Company in connection with the Company Shareholders Meeting (as amended or supplemented from time to time, the "Proxy Statement"), and the filing or furnishing of one or more amendments to the Schedule 13E-3, (ii) compliance with the rules and regulations of The NASDAQ Global Market ("NASDAQ") and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by the Company of this Agreement or the consummation by the Company of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have, individually or in the aggregate, a Company Material Adverse Effect. The execution and delivery of this Agreement by the Company do not, and the consummation by the Company of the transactions contemplated hereby will not, (i) conflict with or violate the memorandum and articles of association or similar governing documents of the Company or any of its Subsidiaries, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien (other than Permitted Liens)) under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument (each, a "Contract") or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) (assuming receipt of the Company Shareholder Approval and all filings and obligations described in Section 3.7(a) have been made or satisfied) violate any Law applicable to the Company or any of its Subsidiaries or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (c) The Company does not have any secured creditors.

     Section 3.8 Real Property. (a) Section 3.8(a) of the Company Disclosure Schedule sets forth all of the real property owned by the Company or its Subsidiaries that is material to the business of the Company and its Subsidiaries taken as a whole (the "Owned Real Property"). Except as disclosed in Section 3.8(a) of the Company Disclosure Schedule, each of the Company and its Subsidiaries has good and marketable title, or has been validly granted long term land use rights and building ownership rights, as applicable, to each parcel of Owned Real Property, free and clear of all Liens, except for Permitted Liens.

     (b) The Company has made available to Parent copies of all leases, subleases and other agreements (collectively, the "Real Property Leases") under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, or otherwise has good and valid leasehold interest in, now or in the future, in each case, free and clear of all Liens (except for Permitted Liens), any real property that is material to the business of the Company and its Subsidiaries taken as a whole (the "Leased Real Property") (and all modifications, amendments and supplements thereto). Except as disclosed in Section 3.8(b) of the Company Disclosure Schedule, the Real Property Leases constitute valid and legally binding obligations of the Company or its Subsidiaries, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, and are in full force and effect, in each case in all material respects. No termination event or condition or uncured default of a material nature on the part of the Company or any of its Subsidiaries or, to the Company's Knowledge, the landlord, exists under any Real Property Lease. For purposes of this Agreement, "Company's Knowledge" means the actual knowledge after due inquiry of the members of the Independent Committee.

     (c) The Company and its Subsidiaries have good and marketable title to, or a valid and binding leasehold interest in, all other material properties and assets (excluding Owned Real Property, Leased Real Property and Intellectual Property), in each case free and clear of all Liens (except for Permitted Liens).

     Section 3.9 Intellectual Property. Except as disclosed in Section 3.9 of the Company Disclosure Schedule,

     (a) the Company and its Subsidiaries have valid and enforceable rights in all material respects to use all Intellectual Property used in, or necessary to conduct, the business of the Company or its Subsidiaries as it is currently conducted that is material to the business of the Company and its Subsidiaries taken as a whole (the "Company Intellectual Property"), free and clear of all Liens (other than Permitted Liens); and, all of the registrations and applications in respect of the Company Intellectual Property owned by, and, to the Company's Knowledge, the Company Intellectual Property exclusively licensed to, the Company and its Subsidiaries necessary for the protection of such Company Intellectual Property rights under applicable Laws have been made, are valid and in full force and effect and are not subject to the payment of any Taxes or maintenance fees or the taking of any other actions by any of the Company or its Subsidiaries to maintain their validity or effectiveness, in each case in all material respects;

     (b) neither the Company nor any of its Subsidiaries has received written notice of any claim that it, or the business conducted by it, is infringing, diluting or misappropriating or has infringed, diluted or misappropriated, any Intellectual Property right of any Person, including any demands or unsolicited offers to license any Intellectual Property; except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries nor the business conducted by the Company or any of its Subsidiaries infringes, dilutes or misappropriates any Intellectual Property rights of any Person; and, to the Company's Knowledge, no third party is currently materially infringing, diluting or misappropriating Company Intellectual Property owned by the Company or any Subsidiary of the Company;

     (c) there are no pending or, to the Company's Knowledge, threatened Proceedings by any Person challenging the validity or enforceability of, or the use or ownership by the Company or any of its Subsidiaries of, any of the Company Intellectual Property;

     (d) to the Company's Knowledge, no Company Intellectual Property owned or licensed by the Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Company Intellectual Property; and

     (e) the Company and its Subsidiaries have taken commercially reasonable measures to maintain, preserve and protect in all material respects the confidentiality of Trade Secrets that are material to the business of the Company and its Subsidiaries taken as a whole and, to the Company's Knowledge, such Trade Secrets have not been used, disclosed or discovered by any Person except pursuant to valid and appropriate non-disclosure and/or license agreements or pursuant to obligations to maintain confidentiality arising by operation of Law.

     For purposes of this Agreement, "Intellectual Property" means all (a) patents, utility models, inventions and discoveries, statutory invention registrations, mask works, invention disclosures, and industrial designs, community designs and other designs; (b) trademarks; (c) works of authorship (including Software) and copyrights, and moral rights, design rights and database rights therein and thereto; (d) confidential and proprietary information, including trade secrets, know-how and invention rights (collectively, "Trade Secrets"); (e) rights of privacy and publicity; (f) registrations, applications, renewals and extensions for any of the foregoing in clauses (a)-(e); and (g) any and all other proprietary rights.

     Section 3.10 Legal Proceedings. There is no suit, claim, action, proceeding, audit or investigation ("Proceeding") pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets before any Governmental Entity which (a) has or would have, individually or in the aggregate, a Company Material Adverse Effect or (b) as of the date of this Agreement, questions the validity of this Agreement or any action to be taken by the Company in connection with the consummation of the transactions contemplated hereby or could otherwise prevent or delay the consummation of the transactions contemplated hereby. None of the Company, its Subsidiaries or any material property or asset of the Company or any of its Subsidiaries is subject to any continuing Order of any Governmental Entity, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, an "Order" means any order, judgment, injunction, award, decision, determination, stipulation, ruling, subpoena, writ, decree or verdict entered by or with any Governmental Entity.

     Section 3.11 Company Permits; Compliance with Laws. (a) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) the business of each of the Company and its Subsidiaries is conducted in compliance with all Laws applicable to the Company or such Subsidiary or by which any property, asset or right of the Company or such Subsidiary is bound (including the Foreign Corrupt Practices Act of 1977, as amended, the PRC Law on Anti-Unfair Competition issued on September 2, 1993, if applicable, and the Interim Rules on Prevention of Commercial Bribery issued by the PRC State Administration of Industry and Commerce on November 15, 1996, if applicable), (ii) the Company is in compliance with the applicable listing, corporate governance and other rules and regulations of NASDAQ, (iii) each of the Company and its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, consents, certificates and approvals of all Governmental Entities necessary for each of them to own, lease, operate and use its properties and assets or to carry on their respective business as it is now being conducted (the "Company Permits"), (iv) each of the Company and its Subsidiaries is in compliance with the terms of such Company Permits, and (v) no such Company Permit will cease to be effective as a result of the transactions contemplated hereby.

     (b) Except as would have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company's Knowledge, any of their respective directors, officers or employees or any agent, or any other person acting for or on behalf of the Company or any of its Subsidiaries (each, a "Company Affiliate") has (i) made any bribe, influence payment, kickback, payoff, or any other type of payment that would be unlawful under any applicable Laws or (ii) offered, paid, promised to pay, or authorized any payment or transfer of anything of value, directly or indirectly, to any officer, employee or any other person acting in an official capacity for any Governmental Entity (including any political party or official thereof), or to any candidate for political office (each, a "Government Official") for the purpose of (1) improperly influencing any act or decision of such Government Official in his official capacity, (2) improperly inducing such Government Official to do or omit to do any act in relation to his lawful duty, (3) securing any improper advantage, or (4) inducing such Government Official to improperly influence or affect any act or decision of any Governmental Entity, in each case, in order to assist the Company, any of its Subsidiaries or any Company Affiliate in obtaining or retaining business for or with, or in directing business to, any Person. No material investigation or review by any Governmental Entity with respect to the Company or its Subsidiaries is pending or threatened in writing, nor has any Governmental Entity indicated in writing an intention to conduct the same.

     (c) None of the Company, any of its Subsidiaries or, to the Company's Knowledge, any of their respective directors, officers, employees, agents, or any other Person acting for or on behalf of the Company or any of its Subsidiaries is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

     Section 3.12 Employee Benefit Plans. (a) All material benefit and compensation plans, agreements, or arrangements, including, without limitation, plans and agreements to provide severance or fringe benefits (the "Company Benefit Plans"), covering any current or former officers, employees, consultants and directors of the Company and each of its wholly-owned Subsidiaries (each, a "Service Provider") are listed in Section 3.12(a) of the Company Disclosure Schedule. Except as disclosed in Section 3.12(a) of the Company Disclosure Schedule: (i) neither the Company nor any of its Subsidiaries has made any plan or commitment, whether legally binding or not, to create any additional Company Benefit Plan or modify or change in any material respect any existing Company Benefit Plan; and (ii) since the Audit Date, there has been no material change, amendment, modification to, or adoption of, any Company Benefit Plan.

     (b) Except as specifically provided in this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (x) result in any payment becoming due to any current or former Service Provider under any of the Company Benefit Plans or otherwise; (y) increase any benefits otherwise payable under any of the Company Benefit Plans; or (z) result in any acceleration of the time of payment or vesting of any such benefits.

     (c) Except, in the case of clauses (i) – (iv) below, as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) there is no outstanding Order against the Company Benefit Plans, (ii) each document prepared in connection with a Company Benefit Plan complies with applicable Laws, (iii) each Company Benefit Plan has been operated in accordance with its terms, applicable Laws, and, to the extent applicable, in accordance with generally accepted accounting practices in the applicable jurisdiction applied to such matters, (iv) to the Company's Knowledge, no circumstance, fact or event exists that could result in any default under or violation of any Company Benefit Plan, and (v) no material Proceeding is pending or, to the Company's Knowledge, threatened with respect to any Company Benefit Plan.

     (d) The Company is not obligated, pursuant to any of the Company Benefit Plans or otherwise, to grant any option to purchase Shares, any Company RS or any Company RSU to any employees, consultants, officers or directors of the Company after the date hereof.

     Section 3.13 Labor Matters. (a) There are no collective bargaining agreements which pertain to employees of the Company or any of its Subsidiaries.

     (b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, as of the date hereof: (i) each of the Company and its Subsidiaries is in compliance with all applicable Laws relating to employment, termination, wages, hours, social security, collective bargaining, payment and withholding of Taxes, in each case, with respect to each of their current and former employees, (ii) neither the Company nor any of its Subsidiaries is liable for any payment to any trust or other fund or to any Governmental Entity with respect to unemployment compensation benefits, social security or other benefits for employees, other than reflected or reserved against in the applicable financial statements, (iii) there is no charge of discrimination in employment or employment practices, for any reason, including age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Company's Knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Entity in any jurisdiction in which the Company or any of its Subsidiaries has employed or currently employs any person, and (iv) there are no material controversies with any directors of the Company or any of its Subsidiaries or with any of their respective current or former employees of the Company or any of its Subsidiaries.

     Section 3.14 Environmental Matters.

     Except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

     (a) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws; and, the Company and each of its Subsidiaries have obtained and possess all permits, licenses and other authorizations currently required for their establishment and their operation under any Environmental Law (the "Environmental Permits"), and all such Environmental Permits are in full force and effect;

     (b) neither the Company nor any of its Subsidiaries has received any written notice, demand, letter, claim or request for information alleging that the Company or any of its Subsidiaries is in violation of or liable under any Environmental Law;

     (c) neither the Company nor any of its Subsidiaries is subject to any Order by, or agreement with, any Governmental Entity or agreement with any third party concerning liability under any Environmental Law; and

     (d) to the Company's Knowledge, neither the Company nor any of its Subsidiaries owns or operates any real property contaminated with any substance that is subject to any Environmental Laws or is liable for any off-site disposal or contamination pursuant to any Environmental Laws.

     (e) For purposes of this Agreement, "Environmental Law" means any applicable PRC local, provincial or national Law relating to: (i) the protection of health, safety or the environment or (ii) the handling, use, transportation, disposal, release or threatened release of any Hazardous Substance. "Hazardous Substances" means any chemical, pollutant, waste or substance that is (i) listed, classified or regulated under any Environmental Law as hazardous substance, toxic substance, pollutant, contaminant or oil or (ii) any petroleum product or byproduct, asbestos containing material, polychlorinated biphenyls or radioactive materials.

     (f) This Section 3.14 constitutes the only representations and warranties of the Company with respect to Environmental Law.

     Section 3.15 Taxes. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) have prepared (or caused to be prepared) and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate; and (ii) have paid all taxes that are shown as due on such filed Tax Returns and any Taxes that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor or third party, except with respect to matters contested in good faith. As of the date hereof, there are not pending or, to the Company's Knowledge, threatened Proceedings in respect of Taxes or Tax matters that would have, individually or in the aggregate, a Company Material Adverse Effect. For purposes of this Agreement, a "Tax Return" means any return, declaration, report, election, claim for refund or information return or other statement or form filed or required to be filed with any Governmental Entity relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

     Section 3.16 Material Contracts. (a) Except for (x) this Agreement, (y) Contracts filed as exhibits to the Company SEC Reports or (z) as set forth in Section 3.16 of the

Company Disclosure Schedule, as of the date hereof, none of the Company or its Subsidiaries is a party to or bound by:

          (i) any Contract that is required to be filed by the Company pursuant to Item 4 of the Instructions to Exhibits of Form 20-F under the Exchange Act;

          (ii) any Contract relating to the formation, creation, operation, management or control of a partnership, joint venture, limited liability company or similar arrangement;

          (iii) any Contract involving a loan (other than accounts receivable from trade debtors in the ordinary course of business) or advance to (other than travel and entertainment allowances to the employees of the Company and any of its Subsidiaries extended in the ordinary course of business), or investment in, any Person or any Contract relating to the making of any such loan, advance or investment, of more than US$1,000,000 in any calendar year on its face; (iv) any Contract involving indebtedness of the Company or any of its Subsidiaries of more than US$1,000,000;

          (v) any Contract that contains restrictions with respect to (A) payment of dividends or other distributions with respect to equity interests of the Company or any of its Subsidiaries, (B) pledging of share capital of the Company or any of its Subsidiaries or (C) the issuance of a guaranty by the Company or any of its Subsidiaries;

          (vi) any Contract that contains a put, call or similar right pursuant to which the Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or material assets;

          (vii) any non-competition Contract or other Contract that purports to limit, curtail or restrict in any material respect the ability of the Company or any of its Subsidiaries to compete in any geographic area, industry or line of business or grants material exclusive rights to the counterparty thereto; or

          (viii) any Contract between the Company or any of its Subsidiaries and any director or executive officer of the Company or any Person beneficially owning five percent or more of the outstanding Shares required to be disclosed pursuant to Item 7B or Item 19 of Form 20-F under the Exchange Act.

     Each such Contract described above and each such Contract that would be a Material Contract but for the exception of being filed as an exhibit to the Company SEC Reports is referred to herein as a "Material Contract."

     (b) Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the Company or its Subsidiaries party thereto and, to the Company's Knowledge, the other parties thereto, in each case subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor any of its Subsidiaries nor, to the Company's Knowledge, any other party thereto is in breach or violation of, or default under, any Material Contract and no event has occurred or not occurred through the Company's or any of its Subsidiaries' action or inaction or, to the Company's Knowledge, the action or inaction of any third party, that, with or without due notice or lapse of time or both, would constitute a breach or violation of, or default under, any Material Contract, and (iii) the Company and its Subsidiaries have not received any written claim or notice of default, termination or cancellation under any such Material Contract.

     Section 3.17 Insurance Matters. Except as would have, individually or in the aggregate, a Company Material Adverse Effect,

     (a) all material insurance policies and all material self insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company and its Subsidiaries are of the type and in amounts customarily carried by Persons conducting business similar to the Company in the same industry in the PRC and are in full force and effect;

     (b) the Company has no reason to believe that it or any of its Subsidiaries will not be able to (i) renew its existing insurance policies as and when such policies expire or (ii) obtain comparable coverage from comparable insurers as may be necessary to continue its business without a significant increase in cost;

     (c) neither the Company nor any of its Subsidiaries has received any notice in writing threatening the termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policy; and

      (d) neither the Company nor any of its Subsidiaries has been denied any insurance coverage which it has sought or for which it has applied.

     Section 3.18 Suppliers. The Company has not received, as of the date of this Agreement, any notice in writing from any supplier that is material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Supplier") that such Material Supplier intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

     Section 3.19 Customers. The Company has not received, as of the date of this Agreement, any notice in writing from any customer that is material to the business, financial condition or results of operations of the Company and its Subsidiaries taken as a whole (a "Material Customer") that such Material Customer intends to materially reduce, terminate, cancel or not renew, its relationship with the Company or any of its Subsidiaries.

     Section 3.20 Takeover Statutes. The Company is not a party to any shareholder rights plan or "poison pill" agreement. No "business combination", "fair price", "moratorium", "control share acquisition" or other similar anti-takeover statute or regulation (save for the Cayman Companies Law or any similar anti-takeover provision in the Company's memorandum and articles of association) (each, a "Takeover Statute") is applicable to the Company, the Shares, the Merger or the other transactions contemplated hereby.

     Section 3.21 Brokers. No broker, finder or investment banker (other than the IC Financial Advisor) is entitled to any brokerage, finder's or other fee or commission or expense reimbursement in connection with the transactions contemplated hereby based upon arrangements made by and on behalf of the Company or any of its Affiliates. The Company has furnished to Parent a correct and complete copy of all agreements on behalf of the Company with the IC Financial Advisor pursuant to which such firm would be entitled to any payment relating to the transactions contemplated hereby.

     Section 3.22 Opinion of Financial Advisor. The Independent Committee has received an opinion of Jefferies International Limited (the "IC Financial Advisor") to the effect that, as of the date of such opinion and subject to the various assumptions, qualifications and limitations set forth therein, the Per Share Merger Consideration to be received by holders of Shares and the Per ADS Merger Consideration to be received by holders of ADSs (in each case other than Parent, Merger Sub, holders of Consortium Shares, and their respective Affiliates) is fair, from a financial point of view, to such holders, a copy of which opinion will be provided to Parent, solely for informational purposes, following receipt thereof by the Independent Committee. It is agreed and understood that such opinion may not be relied on by Parent or Merger Sub.

     Section 3.23 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (Representations and Warranties of the Company), none of the Company, its Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to the Company or its Subsidiaries or their business, assets or properties, or with respect to any other information provided to Parent, Merger Sub, their Affiliates or their Representatives in connection with the transactions contemplated hereby. None of the Company, its Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to Parent, Merger Sub, their Affiliates or their Representatives resulting from the distribution, or making available, to such persons, or such persons' use of, any such information, including any documents, projections, forecasts or other materials made available to Parent or Merger Sub in connection with the transactions contemplated hereby. For purposes of this Agreement, "Representatives" of a Person includes its officers, directors, employees, accountants, consultants, financial and legal advisors, agents, financing sources and other representatives.

     ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PARENT AND MERGER SUB

     Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

     Section 4.1 Organization; Standing. Each of Parent and Merger Sub is a corporation duly incorporated or otherwise organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Merger Sub has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or to have such power or authority, would not have, individually or in the aggregate, a Parent Material Adverse Effect. For purposes of this Agreement, "Parent Material Adverse Effect" means any circumstance, event, change, effect or development that prevents or materially impedes, interferes with, hinders or delays on a timely basis the consummation by Parent or Merger Sub of the transactions contemplated hereby, including the Merger.

     Section 4.2 Certificate of Incorporation and Memorandum and Articles of Association. The certificate of incorporation and memorandum and articles of association of each of Parent and the Merger Sub, as previously provided to the Company, are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its certificate of incorporation or memorandum and articles of association in any material respect.

     Section 4.3 Capitalization. (a) The authorized share capital of Parent consists solely of 50,000 ordinary shares, par value US$1.00 per share. As of the date of this Agreement, one ordinary share of Parent was issued and outstanding, all of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Century Sunshine Limited, free and clear of all Liens. Except for any arrangements in connection with the Financing, there are no options, warrants, convertible debt, other convertible instruments or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Parent or Merger Sub or obligating Parent or Merger Sub to issue or sell any shares of capital stock of, or other equity interests in, Parent or Merger Sub.

     (b) The authorized share capital of Merger Sub is US$50,000 divided into 50,000 ordinary shares, par value US$ US$1.00 per share, one of which is duly authorized, validly issued, fully paid and non-assessable and all of which is owned by Parent, free and clear of all Liens except for any arrangements in connection with the Financing.

     Section 4.4 Authority Relative to This Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, including the approval of the board of directors of Parent, the board of directors of Merger Sub, and Parent as the sole shareholder of Merger Sub. This Agreement has been duly and validly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a valid, legal and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

     Section 4.5 Consents and Approvals; No Violations; Secured Creditors. (a) The execution and delivery of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the transactions contemplated hereby will not (i) conflict with or violate the memorandum and articles of association or similar governing documents of Parent or Merger Sub, (ii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, amendment, cancellation or acceleration of any obligation or the loss of any material benefit under, or the creation of any Lien (other than Permitted Liens)) under, any of the terms, conditions or provisions of any Contract or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or affected, or (iii) (assuming all filings and obligations described in Section 4.5(b) have been made or satisfied) violate any Law applicable to Parent or Merger Sub or by which any of their respective properties or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such violations, breaches or defaults or other occurrences which would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b) Except for (i) compliance with the applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, including, without limitation, joining of Parent and Merger Sub in the filing of the Schedule 13E-3 and the filing or furnishing of one or more amendments to the Schedule 13E-3, (ii) compliance with the rules and regulations of NASDAQ and (iii) the filing of the Cayman Plan of Merger and related documentation with the Registrar of Companies of the Cayman Islands pursuant to the Cayman Companies Law, no filing with or notice to, and no permit, authorization, consent or approval of, any Governmental Entity is necessary for the execution and delivery by Parent or Merger Sub of this Agreement or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except where the failure to obtain such permits, authorizations, consents or approvals or to make such filings or give such notice would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (c) Except for any creditors in connection with the Financing, Merger Sub does not have any secured creditors.

     Section 4.6 Operation and Ownership of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, will not have engaged in any business activities or conducted any operations, other than pursuant to this Agreement. Parent owns, beneficially and of record, all of the outstanding shares of Merger Sub, free and clean of all Liens other than any Liens granted in connection with the Financing. Merger Sub does not have any Subsidiaries.

     Section 4.7 Ownership of Securities. (a) Other than as a result of this Agreement and the Rollover Agreement, the Consortium Shares, and Shares, Company RSs and Company RSUs beneficially owned by the Consortium to be cashed out, none of Parent, Merger Sub or any of their Affiliates beneficially owns (as such term is used in Rule 13d-3 promulgated under the Exchange Act) any Shares or other securities of, or any other economic interest in, the Company or its Subsidiaries or any options, warrants or other rights to acquire Shares or other securities of the Company or its Subsidiaries.

     (b) None of Parent, Merger Sub or any of their Affiliates has entered into any plan, or is under any outstanding contractual obligation, to purchase or acquire any Shares or any share capital or other securities of the Company or any of its Subsidiaries, other than pursuant to this Agreement.

     Section 4.8 Legal Proceedings. There is no Proceeding pending or, to the knowledge of Parent or Merger Sub, threatened in writing against Parent, Merger Sub or any of their respective Affiliates that would have, individually or in the aggregate, a Parent Material Adverse Effect.

     Section 4.9 Financing. (a) Subject to the availability of the Required Available Cash Amount, Parent and Merger Sub have or will have, available as of the Effective Time, sufficient funds to consummate the Merger and the other transactions contemplated hereby and to pay all related fees and expenses.

     (b) Parent has delivered to the Company true, complete and correct copies of (i) an executed facility agreement, dated as of the date hereof (the "Debt Financing Document"), between, among others, Parent, as borrower, China CITIC Bank International Limited, as one of the lenders, lead arranger, facility agent and security agent, and each lender from time to time party thereto (together with China CITIC Bank International Limited, the "Lenders"), regarding the amounts set forth therein for purposes of financing the Merger and the other transactions contemplated by this Agreement and related fees and expenses (the "Debt Financing"), and (ii) an executed equity commitment letter from CPEChina Fund L.P., dated as of the date hereof (the "Equity Financing Document", and together with the Debt Financing Document, the "Financing Documents"), pursuant to which CPEChina Fund L.P. has agreed, subject to the terms and conditions thereof, to provide the convertible and exchangeable debt financing amounts set forth therein (the "Equity Financing", and together with the Debt Financing, the "Financing"), and (iii) the executed Rollover Agreement dated as of the date hereof, pursuant to which the holders of the Consortium Shares agreed to cancel, subject to the terms and conditions therein, the number of Consortium Shares set forth therein and subscribe for newly issued shares of Century Sunshine Limited.

     (c) The Equity Financing Document provides that (i) it may be enforced by the Company in accordance with Section 9.8 (Specific Performance) of this Agreement and (ii) the Company is a third party beneficiary thereto for such purpose.

     (d) Each of the Financing Documents and the Rollover Agreement is in full force and effect and is a legal, valid and binding obligation of Parent, Merger Sub, holders of the Consortium Shares, Century Sunshine Limited, and, to Parent's Knowledge, each of the other parties thereto, subject to the Bankruptcy and Equity Exception. None of the Financing Documents or the Rollover Agreement has been or will be amended or modified, no such amendment or modification is contemplated and the respective commitments contained in the Financing Documents and the Rollover Agreement have not been withdrawn, terminated, or rescinded in any respect and no such withdrawal, termination or rescission is contemplated except as permitted under Section 6.14 (Financing). For purposes of this Agreement, "Parent's Knowledge" means the knowledge after due inquiry of any officer or director of Parent.

     (e) No event has occurred which, with or without due notice or lapse of time or both, would or would reasonably be expected to constitute a default or breach under any of the Financing Documents or the Rollover Agreement. Neither Parent nor Merger Sub has any reason to believe that any condition of Closing in any Financing Document or the Rollover Agreement will not be satisfied on a timely basis or that the Financing will not be available to

Parent or Merger Sub on or prior to the Closing Date. There are no conditions precedent related to the funding of the full amount of the Financing other than as expressly set forth in the Financing Documents and the Rollover Agreement as in effect on the date hereof.

     (f) There are no side letters or other agreements, contracts or arrangements (written or oral) relating to the funding of the full amount of the Financing other than as expressly set forth in the Financing Documents. Parent has fully paid any and all commitment fees or other fees in connection with the Financing that are payable on or prior to the date hereof.

     Section 4.10 Solvency. Assuming (a) satisfaction of the conditions to Parent's obligation to consummate the Merger, and after giving effect to the transactions contemplated hereby, including the payment of the aggregate Merger Consideration, (b) the accuracy of the representations and warranties of the Company set forth in Article III (Representations and Warranties of the Company), (c) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared in good faith based upon assumptions that were and continue to be reasonable, (d) payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and (e) payment of all related fees and expenses, the Surviving Corporation will be solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby, as such term is used under the Laws of the Cayman Islands.

     Section 4.11 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in (a) Schedule 13E-3 will, at the time such document is filed with the SEC, or at any time such document is amended or supplemented, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, or (b) the Proxy Statement will, at the date it is first mailed to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     Section 4.12 Certain Arrangements. Other than this Agreement, the Voting Agreement, and the Rollover Agreement, as of the date hereof, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their Affiliates (excluding the Company and its Subsidiaries), on the one hand, and any member of the Company's management, directors or shareholders, on the other hand, that relate in any way to the transactions contemplated hereby; or (ii) pursuant to which any shareholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or the Per ADS Merger Consideration in connection with the transactions contemplated hereby or pursuant to which any shareholder of the Company has agreed to vote to approve this Agreement or the Merger or has agreed to vote against any Superior Proposal.

     Section 4.13 Non-Reliance on Company Estimates . The Company has made available to Parent and Merger Sub, and may continue to make available, certain estimates, projections and other forecasts for the business of the Company and its Subsidiaries and certain plan and budget information. Each of Parent and Merger Sub acknowledges that these estimates, projections, forecasts, plans and budgets and the assumptions on which they are based were prepared for specific purposes and may vary significantly from each other. Further, each of Parent and Merger Sub acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans and budgets), and that neither Parent nor Merger Sub is relying on any estimates, projections, forecasts, plans or budgets furnished by the Company, its Subsidiaries or their respective Affiliates and Representatives, and neither Parent nor Merger Sub shall, and shall cause its Affiliates and their respective Representatives not to, hold any such Person liable with respect thereto, other than fraud in connection therewith.

     Section 4.14 Guarantees. Concurrently with the execution of this Agreement, each of the Guarantors has delivered to the Company a duly executed Guarantee. Each Guarantee is in full force and effect and is a legal, valid and binding obligation of the relevant Guarantor, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without due notice or lapse of time or both, would constitute a default on the part of the Guarantor under his or its Guarantee.

     Section 4.15 Brokers. No broker, finder or investment banker (other than Merrill Lynch (Asia Pacific) Limited) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated hereby based upon arrangements made by and on behalf of Parent or Merger Sub.

     Section 4.16 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (Representations and Warranties of Parent and Merger Sub), none of Parent, Merger Sub, their Affiliates or their Representatives makes any representation or warranty, express or implied, at law or in equity, with respect to Parent or Merger Sub or their business, assets or properties, or with respect to any other information provided to the Company, its Affiliates or their Representatives in connection with the transactions contemplated hereby. None of Parent, Merger Sub, their Affiliates or their Representatives will have or be subject to any liability or indemnification obligation to the Company, its Affiliates or their Representatives resulting from the distribution, or making available, to such persons, or such persons' use of, any such information, including any documents, projections, forecasts or other materials made available to the Company, its Affiliates or their Representatives in connection with the transactions contemplated hereby.

ARTICLE V

COVENANTS RELATED TO CONDUCT OF BUSINESS

     Section 5.1 Conduct of Business of the Company. Except (i) as required by applicable Law, (ii) as expressly contemplated or permitted by this Agreement, (iii) as set forth in Section 5.1 of the Company Disclosure Schedule, or (iv) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed), during the period from the date hereof to the Effective Time, the Company will, and will cause each of its Subsidiaries to, conduct its operations in the ordinary and usual course of business consistent with past practice and, to the extent consistent therewith, with no less diligence and effort than would be applied in the absence of this Agreement, seek to preserve intact its current business organizations, seek to keep available the service of its current officers and employees and seek to preserve its relationships with customers, suppliers and others having business dealings with it to the end that goodwill and ongoing business shall be unimpaired at the Effective Time, in all cases above in all material respects. Without limiting the generality of the foregoing, except (i) as required by applicable Law, (ii) as expressly contemplated or permitted by this Agreement, or (iii) as set forth in Section 5.1 of the Company Disclosure Schedule, during the period from the date hereof to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned, or delayed),

     (a) amend its memorandum and articles of association or other similar governing documents;

     (b) authorize for issuance, issue, sell, pledge, dispose of, transfer, deliver or agree or commit to issue, sell, pledge, dispose of, transfer or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any share capital or any other securities convertible into or exchangeable for any share capital or any equity equivalents (including, without limitation, any stock options or stock appreciation rights), except for the issuance of Shares as required to be issued upon exercise or settlement of Company Options outstanding on the date of this Agreement;

     (c) (i) split, combine, subdivide or reclassify any of its share capital; (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its share capital; (iii) enter into any agreement with respect to the voting of its share capital, (iv) make any other actual, constructive or deemed distribution in respect of any of its share capital or otherwise make any payments to stockholders in their capacity as such; or (v) redeem, repurchase or otherwise acquire any of its share capital or any share capital of any of its Subsidiaries, except (A) the withholding of Company's securities to satisfy Tax obligations with respect to Company Options or (B) the acquisition by the Company of its securities in connection with the forfeiture of Company Options;

      (d) adopt a plan of complete or partial liquidation, dissolution, scheme of arrangement, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

     (e) alter through merger, liquidation, reorganization or restructuring, in any material way, the corporate structure or ownership of any of its Subsidiaries;

     (f) declare, set aside, make or pay any dividend or other distribution, payable in cash, share, property or otherwise, with respect to any of its share capital, except for dividends paid by any of the Company's direct or indirect Subsidiaries to the Company or any of its other Subsidiaries;

     (g) (i) incur, modify or assume any long-term or short-term debt or issue any debt securities except for borrowings under existing lines of credit in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its Subsidiaries taken as a whole; (ii) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary and usual course of business consistent with past practice and in amounts not material to the Company and its wholly owned Subsidiaries taken as a whole and except for guarantees of obligations of wholly owned Subsidiaries of the Company; (iii) make any loans, advances or capital contributions to, or investments in, any other Person in excess of US$1,000,000 in the aggregate (other than to wholly owned Subsidiaries of the Company); or (iv) mortgage or pledge any of its material assets, tangible or intangible, or create or suffer to exist any Lien thereupon other than Permitted Liens;

     (h) except as required pursuant to existing plans or carried out in the ordinary course of business consistent with past practice or as specifically provided in this Agreement, enter into, adopt, amend, extend or terminate any bonus, profit sharing, compensation, severance, termination, stock option, stock appreciation right, restricted stock, performance unit, stock equivalent, stock purchase agreement, pension, retirement, deferred compensation, labor, collective bargaining, employment, severance or other employee benefit agreement, trust, plan, fund, award or other arrangement for the benefit or welfare of any director, officer or employee in any manner, or (except as required under agreements existing on the date hereof) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any plan or arrangement as in effect as of the date hereof (including, without limitation, the granting of stock appreciation rights or performance units);

     (i) acquire, sell, lease or dispose of any asset outside the ordinary and usual course of business consistent with past practice which, in the aggregate, exceeds US$1,000,000;

     (j) authorize any new capital expenditure or expenditures that are not budgeted in the Company's current plan approved by the Company Board that was made available to Parent which, in the aggregate, is in excess of US$1,000,000, other than expenditures necessary to maintain existing assets in good repair, consistent with past practice;

     (k) make any material changes with respect to accounting policies or procedures materially affecting the reported consolidated assets, liabilities or results of operations of the Company and its Subsidiaries, except as required by changes in applicable generally accepted accounting principles or Law;

     (l) make, change or revoke any material Tax election, amend any Tax Return (except as required by applicable Law) other than ministerial or other immaterial changes, enter into any material closing agreement with respect to Taxes, settle or compromise any material Tax liability, surrender any right to claim a material refund of Taxes, settle or finally resolve any material controversy with respect to Taxes, or materially change (or make a request to any taxing authority to materially change) any aspect of its method of accounting for Tax purposes;

     (m) settle any Proceeding, other than settlements (A) in the ordinary course of business and consistent with past practice, (B) requiring the Company and its Subsidiaries to pay monetary damages not exceeding (x) US$250,000, for any individual Proceeding and (y) US$1,000,000 in the aggregate, and (C) not involving the admission of any wrongdoing by the Company or any of its Subsidiaries;

      (n) waive any material benefits of, or agree to materially modify in any manner, any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party;

     (o) (i) cancel, materially modify, terminate or grant a waiver of any material rights under any Material Contract (except for any modification or amendment that is beneficial to the Company), (ii) enter into a new Contract that (A) would be a Material Contract if in existence as of the date of this Agreement or (B) contains, unless required by applicable Law, a change of control provision in favor of the other party or parties thereto or would otherwise require a payment to or give rise to any rights to such other party or parties in connection with the transactions contemplated hereby, or (iii) waive, release, cancel, convey or otherwise assign any material rights or claims under any such Material Contract or new Contract;

     (p) pay, discharge or satisfy any material claims, liabilities or obligations in excess of US$1,000,000, other than the payment, discharge or satisfaction in the ordinary and usual course of business consistent with past practice of liabilities reflected or reserved against the Company's consolidated balance sheet as of December 31, 2011 (or the notes thereto) as included in the Company SEC Reports, or incurred subsequent to such date in the ordinary and usual course of business consistent with past practice;

     (q) enter into any new line of business, other than in the ordinary course of business if such new line of business is related to, and a reasonable expansion of, the Company's or its Subsidiaries' businesses that are conducted as of the date of this Agreement;

     (r) grant any Lien in any of its or any of the Subsidiaries' assets (except Permitted Liens);

     (s) create any new Subsidiary;

     (t) fail to make in a timely manner any filings with the SEC required under the Securities Act or the Exchange Act or the rules and regulations promulgated thereunder; or

     (u) agree, authorize, commit, or enter into any formal agreement to do any of the foregoing.

     Section 5.2 Operation of Parent's and Merger Sub's Business. Each of Parent and Merger Sub agrees that, from the date hereof to the Effective Time, it shall not: (i) take any action or fail to take any action that is intended to or would reasonably be likely to result in any of the conditions to effecting the Merger becoming incapable of being satisfied; or (ii) take any action or fail to take any action which would, or would be reasonably likely to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent or Merger Sub to consummate the Merger or the other transactions contemplated by this Agreement.

     Section 5.3 No Control of Other Party's Business. Nothing contained in this Agreement is intended to give Parent or Merger Sub, directly or indirectly, the right to control the Company's or its Subsidiaries' operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent's or Merger Sub's operations. Prior to the Effective Time, each of Parent, Merger Sub and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.

     ARTICLE VI

ADDITIONAL AGREEMENTS

     Section 6.1 Preparation of the Proxy Statement and Schedule 13E-3.(a) As promptly as reasonably practicable following the date hereof, the Company, with the assistance and cooperation of Parent and Merger Sub, shall prepare the Proxy Statement and cause the Proxy Statement to be filed with the SEC as an exhibit to the Schedule 13E-3. Each of Parent and Merger Sub shall promptly furnish all information concerning itself and its Affiliates that is required to be included in the Schedule 13E-3 and cooperate with the Company in the preparation and filing of the Schedule 13E-3. The Company shall not make any filing of, or amendment or supplement to, the Schedule 13E-3 without providing Parent a reasonable opportunity to review and comment thereon. Each of Parent, Merger Sub and the Company shall cause the Schedule 13E-3 to comply with the rules and regulations promulgated by the SEC and respond promptly to any comments of the SEC or its staff regarding the Schedule 13E-3. Each Party agrees to notify the other Parties of any comments (and to provide the other Parties and their respective counsel with copies of any written comments) that such Party or its counsel may receive from the staff of the SEC regarding the Schedule 13E-3 promptly after receipt thereof. If at any time prior to the Effective Time, the Company, Parent or Merger Sub discovers any information relating to the Company, Parent or Merger Sub, or any of their respective Affiliates, directors or officers which should be set forth in an amendment or supplement to the Schedule 13E-3, so that the Schedule 13E-3 would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the Party which discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be disseminated to the shareholders of the Company to the extent required by Law.

     (b) As promptly as practicable after the SEC confirms that it has no further comments on the Schedule 13E-3, the Company shall mail the Proxy Statement and all other proxy materials to the shareholders of the Company and, if necessary in order to comply with applicable Laws, after the Proxy Statement shall have been so mailed, promptly circulate amended, supplemental or supplemented proxy material, and, if required in connection therewith, re-solicit proxies.

     Section 6.2 Company Shareholders Meeting.(a)As promptly as reasonably practicable after the SEC confirms that it has no further comments on the Schedule 13E-3 (including the Proxy Statement filed therewith as an exhibit), the Company shall take, in accordance with applicable Laws and its memorandum and articles of association, all action necessary to call, give notice of, and convene an extraordinary general meeting of its shareholders (the "Company Shareholders Meeting"); provided, that the Company may postpone or adjourn the Company Shareholders Meeting, (i) with the consent of Parent, (ii) if at the time the Company Shareholders Meeting proceeds to business there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Company Shareholders Meeting, or (iii) to allow reasonable time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith is necessary under applicable Laws and for such supplemental or amended disclosure to be disseminated and reviewed by the Company's shareholders prior to the Company Shareholders Meeting. For the avoidance of doubt, in the event that subsequent to the date hereof, the Company Board makes a Change of Recommendation and/or authorizes the Company to terminate this Agreement pursuant to Section 6.4(d), the Company shall not be required to convene the Company Shareholders Meeting and submit this Agreement to the holders of the Shares for approval.

     (b) The Company shall establish a record date for purposes of determining shareholders entitled to notice of and vote at the Company Shareholders Meeting.

     (c) Subject to Section 6.4 (No Solicitation of Transactions), the Company Board shall make the Company Board Recommendation and shall use its reasonable best efforts in accordance with applicable Laws and the memorandum and articles of association of the Company, to obtain the Company Shareholder Approval.

     Section 6.3 Access to Information. (a) From the date hereof until the Effective Time and subject to applicable Law and the terms of any Contract to which the Company or any of its Subsidiaries is subject, upon reasonable advance notice from Parent, the Company shall, and shall cause its Subsidiaries to, (i) provide to Parent and Parent's Representatives reasonable access during normal business hours to the offices, properties, books and records of the Company and its Subsidiaries, (ii) furnish to Parent and its Representatives such existing financial and operating data and other existing information as such Persons may reasonably request, and (iii) instruct its Representatives to reasonably cooperate with Parent and its Representatives in its investigation; provided, that no investigation pursuant to this Section 6.3(a) shall affect or be deemed to modify any of the representations or warranties made by the Company; provided, further, that the Company shall not be required to (A) take or allow actions that would unreasonably interfere with the operation of the business of the Company and its Subsidiaries, or (B) provide access to or furnish any information if doing so would violate any applicable Laws or where such access to information may involve the waiver of any privilege.

     (b) Parent's and Merger Sub's Confidentiality Obligation. Each of Parent and Merger Sub will hold and will cause its Representatives to hold in confidence all documents and information concerning the Company and its Subsidiaries furnished to Parent or Merger Sub in connection with the transactions contemplated hereby pursuant to the terms of that certain confidentiality agreement entered into between the Company and CPEChina Fund, L.P. dated October 8, 2012 as if it were a party thereto (the "Confidentiality Agreement").

     Section 6.4 No Solicitation of Transactions. (a) The Company will not, nor will it permit any of its Subsidiaries to, nor will it authorize or permit any Representative of the Company or any of its Subsidiaries to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any non-public information with respect to the Company or any of its Subsidiaries to facilitate, any Acquisition Proposal, or (iii) enter into any letter of intent, agreement or agreement in principle with respect to an Acquisition Proposal. Immediately after the execution and delivery of this Agreement, the Company will, and will cause its Subsidiaries and Affiliates and their respective Representatives to, cease and terminate any existing activities, discussions or negotiations with any Person conducted heretofore with respect to any possible Acquisition Proposal. For purposes of this Agreement, an "Acquisition Proposal" means any inquiry, proposal or offer by any Person regarding any of the following (other than the transactions contemplated hereby): (i) a merger, reorganization, share exchange, consolidation, business combination, scheme of arrangement, amalgamation, recapitalization, liquidation, dissolution or other similar transaction involving the Company (or any of its Subsidiaries whose business constitutes 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole); (ii) any sale, lease, license, exchange, transfer, other disposition, or joint venture, that would result in any Person (other than Parent and its Affiliates) acquiring assets or business of the Company and its Subsidiaries that constitute or represent 20% or more of the net revenue, net income, or fair market value of the assets of the Company and its Subsidiaries, taken as a whole; (iii) any sale, exchange, transfer or other disposition of 20% or more of any class of equity securities of the Company; or (iv) any tender offer or exchange offer that, if consummated, would result in any Person (other than Parent and its Affiliates) beneficially owning 20% or more of any class of equity securities of the Company.

     (b) Notwithstanding anything in Section 6.4(a) to the contrary, after the date hereof and prior to the time the Company Shareholder Approval is obtained, but not after, if the Company receives an unsolicited bona fide Acquisition Proposal from any Person that did not result from a breach by the Company of this Section 6.4 (No Solicitation of Transactions) and that has not been withdrawn, (i) the Company and its Representatives may contact such Person to clarify the terms and conditions thereof so as to determine whether such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal and (ii) if the Company Board has determined, in its good faith judgment, upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal, then the Company and its Representatives may (x) furnish information (including non-public information) with respect to the Company to the Person who has made such Acquisition Proposal and (y) engage in or otherwise participate in discussions or negotiations with the Person making such Acquisition Proposal; provided, that the Company shall (1) notify Parent of any Acquisition Proposal (including, without limitation, all material terms and conditions thereof and the identity of the Person making it) promptly (but in no case later than 48 hours) after its receipt thereof, and shall provide Parent with a copy of any written

Acquisition Proposal or amendments or supplements thereto, and shall thereafter inform Parent on a reasonably current basis of the status of any inquiries, discussions or negotiations with such third party, and any material changes to the terms and conditions of such Acquisition Proposal, (2) obtain from such Person an executed confidentiality agreement (a copy of which shall be promptly delivered to Parent following its execution) containing terms at least as restrictive with respect to such Person in all material respects as the terms contained in the Confidentiality Agreement are with respect to Parent, and (3) promptly give Parent a copy of any information delivered to such Person that was not previously provided to Parent. For purposes of this Agreement, a "Superior Proposal" means a bona fide Acquisition Proposal that the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), to be (i) more favorable, from a financial point of view, to the Company and the Company's shareholders (other than holders of the Consortium Shares) than the transactions contemplated hereby (including any revisions to the terms of this Agreement made or proposed in writing by Parent pursuant to Section 6.4(d) prior to the time of determination), and (ii) reasonably likely to be consummated, after taking into consideration all legal, financial and regulatory aspects of the Acquisition Proposal and the identity of the Person making such Acquisition Proposal, provided, that for purposes of the definition of "Superior Proposal", each reference to "20%" in the definition of "Acquisition Proposal" shall be replaced with "50%".

     (c) Except as expressly permitted by this Section 6.4 (No Solicitation of Transactions), neither the Company Board nor the Independent Committee shall (i) fail to recommend that shareholders of the Company vote in favor of this Agreement and the Merger (the "Company Board Recommendation") or fail to include the Company Board Recommendation in the Proxy Statement, (ii) withhold, withdraw, qualify or modify, in a manner adverse to Parent or Merger Sub, the Company Board Recommendation (any action described in this clause (ii), a "Change of Recommendation") or (iii) (A) adopt, approve or recommend, or propose to adopt, approve or recommend, to the shareholders of the Company any Acquisition Proposal (any action described in this clause (iii)(A), a "Company Adverse Recommendation Change"), or (B) authorize, cause or permit the Company or any Subsidiary of the Company to enter into any (x) letter of intent, agreement or agreement in principle with respect to any Acquisition Proposal or (y) definitive acquisition agreement, merger agreement or similar definitive agreement relating to any Acquisition Proposal (any agreement referred to in this clause (y), an "Alternative Acquisition Agreement").

     (d) Notwithstanding anything in this Section 6.4 (No Solicitation of Transactions) to the contrary, prior to the time the Company Shareholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (upon advice by independent legal counsel), that failure to make a Company Adverse Recommendation Change, terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement would be inconsistent with its fiduciary duties under applicable Law, the Company Board may effect a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement; provided, that (i) any such action is in response to the receipt of an Acquisition Proposal that the Company Board has determined, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), is a Superior Proposal and the Company shall not have violated in any material respect the requirements of this Section 6.4 (No Solicitation of Transactions) with respect to such Acquisition Proposal; (ii) the Company has (A) provided at least five (5) Business Days' (the "Negotiation Period") prior written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company Board has received a Superior Proposal (which notice shall include the identity of the third party making the Superior Proposal and a description of the material terms and conditions of such Superior Proposal and of any financing materials related thereto) and indicating that the Company Board intends to effect a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement pursuant to Section 8.3(c) and enter into an Alternative Acquisition Agreement, and (B) during the Negotiation Period, the Company has negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents, so that such Acquisition Proposal would cease to constitute a Superior Proposal; (iii) following the end of the Negotiation Period, the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that the Acquisition Proposal giving rise to the Notice of Superior Proposal continues to constitute a Superior Proposal; provided, that any material modifications to such Acquisition Proposal determined to be a Superior Proposal shall be deemed a new Superior Proposal and the Company shall be required to again comply with the requirements of this Section 6.4(d) .

     (e) Notwithstanding anything in this Section 6.4 (No Solicitation of Transactions) to the contrary, prior to the time the Company Shareholder Approval is obtained, but not after, if the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (upon advice by independent legal counsel), other than in response to or in connection with an Acquisition Proposal, that failure to make a Change of Recommendation would be inconsistent with its fiduciary duties under applicable Law, the Company Board may effect a Change of Recommendation; provided, that the Company has (i) (A) provided Parent at least five (5) Business Days' prior written notice indicating that the Company Board intends to effect a Change of Recommendation and terminate this Agreement, which notice shall specify the basis for such Change of Recommendation, and (B) negotiated with, and caused its Representatives to negotiate with, Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement and/or the terms of the Financing Documents in such a manner that would obviate the need for taking such action; and (ii) following the end of such five (5) Business Day period, the Company Board determines, in its good faith judgment upon the recommendation of the Independent Committee (after consultation with its financial advisor and independent legal counsel), that such adjustments proposed by Parent pursuant to the foregoing clause (i)(B) would not obviate the need for a Change of Recommendation and/or termination of this Agreement.

     (f) Nothing contained in this Section 6.4 (No Solicitation of Transactions) shall be deemed to prohibit the Company from complying with its disclosure obligations under federal or state Laws of the United States of America, or other applicable Laws, with regard to an Acquisition Proposal; provided, that making such disclosure shall not in any way limit or modify the effect, if any, that any such action has under this Section 6.4 (No

Solicitation of Transactions); provided, further, that if such disclosure includes a Change of Recommendation or Company Adverse Recommendation Change, Parent shall have the right to terminate this Agreement as set forth in Section 8.4(b) (it being understood that a statement by the Company that describes the Company's receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto, or any "stop, look or listen" communication that contains only the information set forth in Rule 14d-9(f) under the Exchange Act, shall not constitute a Change of Recommendation or Company Adverse Recommendation Change).

     Section 6.5 Reasonable Best Efforts. (a) Upon the terms and subject to the conditions of this Agreement, each Party shall (i) make promptly its respective filings, and thereafter make any other required submissions, with each relevant Governmental Entity with jurisdiction over enforcement of any applicable Laws with respect to the transactions contemplated hereby, and coordinate and cooperate fully with the other Parties in exchanging such information and providing such assistance as the other Parties may reasonably request in connection therewith (including, without limitation, (x) notifying the other Parties promptly of any communication (whether verbal or written) it or any of its Affiliates receives from any Governmental Entity in connection with such filings or submissions, (y) permitting the other Parties to review in advance, and consulting with the other Parties on, any proposed filing, submission or communication (whether verbal or written) by such Party to any Governmental Entity, and (z) giving the other Parties the opportunity to attend and participate at any meeting with any Governmental Entity in respect of any filing, investigation or other inquiry); and (ii) use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated hereby, including, without limitation, employing such resources as are necessary to obtain the regulatory approvals. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, each Party shall cause its respective proper officers and directors to use their reasonable best efforts to take all such action.

     (b) Each Party shall, upon request by any other Party, furnish such other Party with all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3, or any other statement, filing, notice or application made by or on behalf of Parent, Merger Sub, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the transactions contemplated hereby.

     (c) Each Party agrees to cooperate and use its reasonable best efforts to vigorously contest and resist any Proceeding, and to have vacated, lifted, reversed or overturned any Order (whether temporary, preliminary or permanent) that is in effect and that restricts, prevents or prohibits consummation of the transactions contemplated hereby, including by vigorously pursuing all available avenues of administrative and judicial appeal.

     Section 6.6 Public Announcements.The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, and subject to the provisions of Section 6.4 (No Solicitation of Transactions), each of Parent and the Company will consult with one another before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to the transactions contemplated hereby, including, without limitation, the Merger, and, except in respect of any such press release, communication, other public statement, press conference or conference call as may be required by applicable Law, applicable fiduciary duties or by any applicable listing agreement with or rules of a national securities exchange or interdealer quotation service or by the request of any Governmental Entity, shall not issue any such press release, have any such communication, make any such other public statement or schedule any such press conference or conference call prior to such consultation.

     Section 6.7 Indemnification; Directors' and Officers' Insurance. (a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a director or officer of the Company or its Subsidiary (the "Indemnified Parties") against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties' service as a director or officer of the Company or its Subsidiaries, whether asserted or claimed prior to, at or after the Effective Time, including, for the avoidance of doubt, in connection with (i) the transactions contemplated hereby and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party. The Memorandum and Articles of Association of the Company and the governing documents of the Company's Subsidiaries will contain provisions with respect to exculpation and indemnification that are at least as favorable to the directors, officers or employees of the Company and its Subsidiaries as those contained in the memorandum and articles of association of the Company and the governing documents of its Subsidiaries as in effect on the date hereof, except to the extent prohibited by the applicable Law, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of the Indemnified Parties, unless such modification is required by applicable Law.

     (b) Parent or the Surviving Corporation shall have the right, but not the obligation, to assume and control the defense of any threatened or actual Proceeding relating to any acts or omissions covered under this Section 6.7 (Indemnification; Directors' and Officers' Insurance) unless there is a conflict of interest between Parent and the Surviving Corporation, on the one hand, and the Indemnified Party, on the other (for the avoidance of doubt, conflict of interest shall be deemed to exist in the event of any threatened or actual Proceeding relating to the transactions contemplated hereby); provided, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any such Proceeding for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Each of Parent, the Surviving Corporation and the Indemnified Parties shall cooperate in the defense of any Proceeding and shall provide access to properties and individuals as reasonably requested and furnish or cause to be furnished records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

     (c) For a period of six years after the Effective Time, Parent shall cause the Surviving Corporation to maintain the Company's and its Subsidiaries' existing policies of directors' and officers' liability insurance for the benefit of those persons who are covered by such policies at the Effective Time (or Parent may substitute therefor policies of at least the same coverage with respect to matters occurring prior to the Effective Time), to the extent that such liability insurance can be maintained at a cost to Parent not greater than 300 percent of the annual premium (such 300 percent threshold, the "Maximum Premium") for the current Company directors' and officers' liability insurance; provided, that if such insurance cannot be so maintained or obtained at such costs, Parent shall maintain or obtain as much of such insurance as can be so maintained or obtained at an annual premium amount not in excess of the Maximum Premium. The Company may prior to the Effective Time at its option purchase, for an amount not to exceed the aggregate Maximum Premium for six years, a six year "tail policy" on terms and conditions providing substantially equivalent benefits as the existing policies of directors' and officers' liability insurance maintained by the Company. If such prepaid "tail policy" has been obtained by the Company prior to the Closing, it shall be deemed to satisfy all obligations to obtain insurance pursuant to this Section 6.7(c) and Parent shall cause the Surviving Corporation to maintain such policies in full force and effect, and continue to honor the respective obligations thereunder.

     (d) If Parent or the Surviving Corporation or any of their respective successors or assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.7 (Indemnification; Directors' and Officers' Insurance).

     (e) The provisions of this Section 6.7 (Indemnification; Directors' and Officers' Insurance) shall survive the consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties and their heirs and legal representatives, each of which shall be a third-party beneficiary of the provisions of this Section 6.7 (Indemnification; Directors' and Officers' Insurance).

     (f) The agreements and covenants contained in this Section 6.7 (Indemnification; Directors' and Officers' Insurance) shall not be deemed to be exclusive of any other rights to which any such Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. Nothing in this Agreement is intended to, nor shall it be construed to, release, waive or impair any rights to directors' and officers' insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries or their respective current or former officers and directors, it being understood and agreed that the indemnification provided for in this Section 6.7 (Indemnification; Directors' and Officers' Insurance) is not prior to or in substitution for any such claims under any such policies.

     Section 6.8 Notification of Certain Matters. (a) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence, or non-occurrence, of any event which would reasonably be expected to cause any condition to the obligation of any Party to effect the transactions contemplated hereby not to be satisfied, (ii) any failure of the Company, Parent or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement which would reasonably be expected to cause any condition to the obligation of any Party to effect the transactions contemplated hereby not to be satisfied, and (iii) the occurrence, or non-occurrence, of any event the occurrence or non-occurrence of which would cause any representation or warranty of such Party contained in this Agreement, which is qualified as to materiality, to be untrue or inaccurate, or any representation or warranty of such Party not so qualified, to be untrue or inaccurate in any material respect, at or prior to the Effective Time; provided that the delivery of any notice pursuant to this Section 6.8 (Notification of Certain Matters) shall not limit or otherwise affect the remedies available hereunder to the Party receiving such notice.

     (b) From and after the date of this Agreement until the earlier to occur of the Effective Time or termination of this Agreement in accordance with its terms, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) any written notice or other written communication from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby and (ii) any Proceeding commenced or, to the Company's Knowledge or Parent' Knowledge, as the case may be, threatened in writing, relating to or involving or otherwise affecting it or any of its Subsidiaries and Affiliates which, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Article III (Representations and Warranties of the Company) or Article IV (Representations and Warranties of Parent and Merger Sub), as applicable, or which relates to the consummation of the transactions contemplated hereby.

     Section 6.9 Fees and Expenses. Subject to Section 8.5 (Effect of Termination and Abandonment), whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement, and the transactions contemplated hereby shall be paid by the Party incurring such Expenses. For purposes of this Agreement, "Expenses" includes all out-of-pocket fees and expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers and other financial institutions, experts, financing sources and consultants to a Party and its Affiliates) incurred or accrued by a Party or on its behalf in connection with, or related to, the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing and filing of the Proxy Statement and the Schedule 13E-3 and the mailing of the Proxy Statement, the solicitation of Company Shareholder Approval, the filing of any required notices under applicable Law and all other matters related to the closing of the transactions contemplated hereby, provided, that Expenses incurred in connection with the printing and mailing of the Proxy Statement and Schedule 13E-3 and filing fees with respect to any Government Entities shall be shared equally by Parent and the Company.

     Section 6.10 Delisting of Stock. Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary proper or advisable on its part under applicable Laws and rules and policies of NASDAQ or SEC to cause the Shares and the ADSs to be (a) delisted from NASDAQ as promptly as practicable after the Effective Time, and (b) deregistered under the Exchange Act as promptly as practicable after such delisting.

     Section 6.11 Antitakeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated hereby and (b) if any Takeover Statute is or becomes applicable to the Merger or any of the other transactions contemplated hereby, to take all action necessary so that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to lawfully eliminate or minimize the effects of such Takeover Statute on the Merger and the other transactions contemplated hereby.

     Section 6.12 Resignations. To the extent requested by Parent in writing at least three (3) Business Days prior to Closing, on the Closing Date, the Company shall use reasonable best efforts to cause to be delivered to Parent duly signed resignations, which shall include a waiver of any claims against the Company and its shareholders in respect of such resignation, effective as of the Effective Time, of the directors of the Company and the Subsidiaries designated by Parent.

     Section 6.13 Participation in Litigation. Prior to the Effective Time, Parent shall give prompt notice to the Company, and the Company shall give prompt notice to Parent, of any Proceedings commenced or, to the Company's Knowledge on the one hand and Parent's Knowledge on the other hand, threatened against such Party which relate to this Agreement and the transactions contemplated hereby. The Company shall give Parent the opportunity to participate in the defense or settlement of any shareholder litigation against the Company and/or its directors relating to the transactions contemplated hereby, and no such litigation shall be settled without Parent's prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

     Section 6.14 Financing. (a) Each of Parent and Merger Sub shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange the Financing in a timely manner, including using reasonable best efforts to (i) satisfy, or cause its Representatives to satisfy, on a timely basis all conditions in the Debt Financing Document, the Equity Financing Document and, if applicable, the Company Cash Backup Financing Documents, (ii) cause the Lenders to fund the Debt Financing and, if applicable, cause the financing sources under the Company Cash Backup Financing Documents to fund the Company Backup Financing, in each case, at or prior to the Closing, (iii) cause CPEChina Fund L.P to fund the Equity Financing at or prior to the Closing, and (iv) draw upon and consummate the Financing and, if applicable, the Company Cash Backup Financing, at or prior to the Closing.

     (b) If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Document, (x) Parent shall promptly so notify the Company, and (y) each of Parent and Merger Sub shall use its reasonable best efforts to arrange to obtain alternative debt financing from the same or alternate sources, as promptly as practicable following the occurrence of such event (and in any event no later than ten (10) Business Days prior to the Termination Date), on terms and conditions not materially less favorable, in the aggregate, to the Company than those contained in the Debt Financing Document, in an amount sufficient to consummate the Merger and other transactions contemplated by this Agreement (the "Alternate Debt Financing"), and to enter into new definitive agreements with respect to such Alternate Debt Financing (the "New Debt Financing Documents"). For purposes of the foregoing, Parent and Merger Sub shall, upon the request of the Company, execute such New Debt Financing Documents or arrange for such Alternate Debt Financing; provided, that the terms and conditions thereof are not materially less favorable to the Company, in the aggregate, than those included in the Debt Financing Document that such New Debt Financing Documents are replacing. In the event any New Debt Financing Document is entered into, (A) any reference in this Agreement to the "Financing" or "Debt Financing" shall mean the debt financing contemplated by the Debt Financing Document as modified pursuant to clause (B) below and (B) any reference in this Agreement to the "Financing Document" or "Debt Financing Document" shall be deemed to include the Debt Financing Document that is not superseded by a New Debt Financing Document at the time in question and the New Debt Financing Document to the extent then in effect.

     (c) Available Company Cash Financing.

          (i) The Company shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done (in each case, subject to applicable Law), all things necessary to ensure that, at the Closing, the aggregate amount of Available Company Cash shall equal or exceed the Required Available Cash Amount (the “Available Company Cash Financing”). The Parties shall use their reasonable best efforts to cooperate with each other with respect to the Available Company Cash Financing and shall keep each other reasonably informed on a reasonably current basis of the status of the Available Company Cash Financing. For purposes of this Agreement, “Available Company Cash” means cash of the Company in US dollars in a US dollar denominated bank account of the Company opened at a bank outside the PRC, net of issued but uncleared checks and drafts, available free of any Liens at the Closing for use by Parent and Merger Sub as a source of funds to pay the aggregate Merger Consideration and the fees and expenses payable by them in connection with the Merger and the other transactions contemplated by this Agreement, and "Required Available Cash Amount" means US$80,000,000.

          (ii) If any portion of the Available Company Cash Financing becomes, or is reasonably expected to be, unavailable on a timely basis as contemplated by Section 6.14(c)(i), the Company shall so notify Parent and Parent shall, as promptly as practicable following the occurrence of such event (and in any event no later than 20 Business Days prior to the Termination Date), use its reasonable best efforts to arrange to obtain alternative financing from alternative sources, with no recourse to the Company, in an aggregate amount sufficient, when added to any funds that are available under the Available Company Cash Financing and the Financing Documents, to consummate the transactions contemplated hereby (the “Company Cash Backup Financing”), and to enter into definitive agreements with respect thereto (the “Company Cash Backup Financing Documents”). Each of Parent and Merger Sub shall keep the Company informed of all the material steps for arranging the Company Cash Backup Financing, if applicable, and provide to the Company copies of the Company Cash Backup Financing Documents. Neither Parent nor Merger Sub shall agree to or permit any amendments or modification to, or grant any waivers of, any condition or other provision under the Company Cash Backup Financing Documents without prior consent of the Company.

     (d) Neither Parent nor Merger Sub shall agree to or permit any amendments or modifications to, or grant any waivers of, any condition or other provision under the Financing Documents without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendments, modifications or waivers would (i) reduce the aggregate amount of the Financing (unless the Equity Financing or Debt Financing, as the case may be, is increased by an amount corresponding to such reduction) or (ii) impose new or additional conditions that would reasonably be expected to (A) have, individually or in the aggregate, a Parent Material Adverse Effect or (B) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Financing Documents. Neither Parent nor Merger Sub shall release or consent to the termination of the obligations of any of the Lenders or CPEChina Fund L.P under the Financing Documents.

     (e) Each of Parent and Merger Sub acknowledges and agrees that the obtaining or availability of the Financing or any Alternate Debt Financing shall not be a condition to the obligations of Parent and Merger Sub to consummate the Closing, and reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing or any Alternate Debt Financing, subject to the applicable conditions set forth in Article VII (Conditions to Consummation of the Merger), the breach of which obligation will give rise to the remedies set forth in Article VIII (Termination; Amendment; Waiver) or Section 9.8 (Specific Performance), as applicable.

     (f) Parent shall, prior to the Closing, (i) give the Company prompt notice of any breach or threatened breach by any party to the Financing Documents or Company Cash Backup Financing Documents, of which Parent or Merger Sub becomes aware, or any termination thereof, and (ii) otherwise keep the Company reasonably informed on a reasonably current basis of the status of Parent's and Merger Sub's efforts to arrange the Financing or any Alternate Debt Financing or Company Cash Backup Financing.

     (g) Each of Parent and Merger Sub shall use its reasonable best efforts to consummate the transactions contemplated by the Rollover Agreement immediately prior to the Closing on the terms and conditions described in the Rollover Agreement and shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy under, the Rollover Agreement without the prior written consent of the Company (which shall not be unreasonably withheld, conditioned or delayed) if such amendment, modification or waiver would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

     (h) Company's Reasonable Cooperation with Financing.

          (i) Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to cause its and their respective Representatives to, at Parent's sole expense, provide to Parent and Merger Sub such cooperation reasonably requested by Parent that is necessary in connection with the Financing (provided that such requested cooperation is consistent with applicable Law and does not unreasonably interfere with the operations of the Company and its Subsidiaries), including (A) participation in a reasonable number of meetings, presentations and due diligence sessions, (B) as promptly as reasonably practical, furnishing to Parent and its Financing sources with financial and other information regarding the Company and its Subsidiaries as may be reasonably requested by Parent, (C) entering into such agreements and arrangements as reasonably required by the Financing sources, including agreements to pledge, guarantee, grant security interests in, and otherwise grant Liens on, the Company's assets and (D) using commercially reasonable efforts to obtain, at Parent's sole expense, customary legal opinions and other documentation and items relating to the Financing as reasonably requested by Parent.

          (ii) Neither the Company nor any of its Subsidiaries shall be required, under the provisions of this Section 6.14 (Financing) or otherwise, in connection with any Financing or Company Cash Backup Financing, (A) to pay any commitment or other similar fee prior to the Effective Time, (B) to incur any expense unless such expense is reimbursed by Parent promptly after incurrence thereof or (C) to commit to take any action that is not contingent upon the Closing (including the entry into any agreement) or that would be effective prior to the Effective time or that would otherwise subject it to actual or potential liability in connection with any Financing or Company Cash Backup Financing. Parent shall indemnify, defend and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with (A) any action taken by them at the request of Parent or Merger Sub pursuant to this Section 6.14 (Financing) or in connection with the arrangement of any Financing or Company Cash Backup Financing or (B) any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). Nothing contained in this Section 6.14 (Financing) or otherwise shall require the Company to be an issuer or other obligor with respect to any Financing or Company Cash Backup Financing prior to the Effective Time.

          (iii) All material, non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Sub or their respective Representatives pursuant to this Section 6.14 (Financing) shall be kept confidential by them in accordance with the Confidentiality Agreement.

     Section 6.15 Parent Ownership. Parent shall not sell or otherwise transfer, or permit to be sold or otherwise transferred, any of the Shares legally or beneficially owned by it or its Affiliates.

     Section 6.16 Management. Except as expressly provided in the Voting Agreement or the Rollover Agreement on the date hereof, in no event shall Parent or Merger Sub or any of their respective Affiliates enter into or seek to enter into any arrangements that are effective prior to the Closing with any member of the Company's management or any other Company employee that contain any terms that prohibit or restrict such member of management or such employee from discussing, negotiating or entering into any arrangements with any third party in connection with an Acquisition Proposal.

     Section 6.17 Actions Taken at Direction of Parent. Notwithstanding any other provision of this Agreement to the contrary, the Company shall not be deemed to be in breach of any representation, warranty, covenant or agreement hereunder, if the alleged breach is the proximate result of action or inaction taken by the Company at the direction of any officer or director of Parent, including Dr. Jing Lou or Mr. Bo Tan, without the approval of the Independent Committee.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

     Section 7.1 Conditions to Each Party's Obligations to Effect the Merger. The respective obligations of each Party to consummate the transactions contemplated hereby are subject to the fulfillment at or prior to the Effective Time of each of the following conditions, any or all of which may be waived in whole or in part by the Party being benefited thereby, to the extent permitted by applicable Law:

      (a) Company Shareholder Approval. The Company Shareholder Approval shall have been obtained; and

      (b) No Injunctions or Restraints; Illegality. No Order issued by any Governmental Entity of competent jurisdiction or other Law preventing or making illegal the consummation of the transactions contemplated hereby shall be in effect.

     Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated hereby is also subject to the satisfaction, or waiver (to the extent permissible under applicable Law) by Parent, at or prior to the Effective Time, of the following conditions: (a) Representations and Warranties. The representations and warranties of the Company set forth in this Agreement (without giving effect to any "materiality" or "Company Material Adverse Effect" qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect.

     (b) Agreements and Covenants. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     (c) No Material Adverse Effect. Since the date hereof, there shall not have occurred any effect, change, event or occurrence that has had or would have, individually or in the aggregate, a Company Material Adverse Effect.

     (d) Officer Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date, signed by a director or officer of the Company, certifying as to the fulfillment of the conditions specified in Sections 7.2(a) and 7.2(b) .

     (e) Dissenting Shareholders. The holders of no more than 12.5% of the Shares shall have validly served a notice of objection under Section 238 of the Cayman Companies Law.

     (f) The aggregate amount of (i) the Available Company Cash contemplated by Section 6.14(c)(i) and (ii) the Company Cash Backup Financing arranged by Parent contemplated by Section 6.14(c)(ii) shall be at least US$79,000,000 as of the Closing Date.

     Section 7.3 Conditions to Obligations of the Company. The obligation of the Company to consummate the transactions contemplated hereby is also subject to the satisfaction or waiver (to the extent permissible under applicable Law) by the Company, at or prior to the Effective Time, of the following conditions:

     (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement (without giving effect to any "materiality" or "Parent Material Adverse Effect" qualifications therein) shall be true and correct as of the date of this Agreement and as of the Closing Date, as though made on, or at, and as of such date or time (except to the extent expressly made as of a specific date, in which case as of such date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Parent Material Adverse Effect.

     (b) Agreements and Covenants. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

     (c) Officer Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date, signed by a director or officer of Parent, certifying as to the fulfillment of the conditions specified in Sections 7.3(a) and 7.3(b) .

     Section 7.4 Frustration of Closing Conditions. Prior to the Termination Date, none of the Company, Parent or Merger Sub may rely on the failure of any condition set forth in Article VII (Conditions to Consummation of the Merger) to be satisfied if such failure was caused by such Party's failure to act in good faith to comply with this Agreement and consummate the transactions contemplated hereby.

     ARTICLE VIII

TERMINATION; AMENDMENT; WAIVER

     Section 8.1 Termination by Mutual Agreement. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after receipt of Company Shareholder Approval, by mutual written consent of the Company and Parent by action of their respective boards of directors (in the case of the Company, acting upon the recommendation of the Independent Committee).

     Section 8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company (in the case of the Company, acting upon the recommendation of the Independent Committee) if:

     (a) the Merger shall not have been consummated by November 8, 2013 (the "Termination Date"); provided, however, that the right to terminate this Agreement under this Section 8.2(a) shall not be available to a Party whose breach of, or failure to fulfill any of its obligations under, this Agreement has been the primary cause of, primarily resulted in, or materially contributed to the failure of the Closing to occur by such date;

     (b) the Company Shareholder Approval shall not have been obtained at the Company Shareholders Meeting or at any adjournment or postponement thereof; or

     (c) any Governmental Entity of competent jurisdiction shall have issued a final, non-appealable Order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger contemplated hereby; provided, however, that the right to terminate this Agreement pursuant to this Section 8.2(c) shall not be available to a Party whose breach of, or failure to fulfill any of its obligations under, this Agreement has been the primary cause of, primarily resulted in, or materially contributed to such Order.

     Section 8.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by action of the Company Board (upon the recommendation of the Independent Committee) if:

     (a) the representations and warranties of Parent or Merger Sub shall not be true and correct or Parent or Merger Sub shall have breached or failed to perform any of their covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.3 (Conditions to Obligations of the Company) and (ii) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within 15 days following receipt by Parent or Merger Sub of written notice of such breach or failure to perform from the Company stating the Company's intention to terminate this Agreement pursuant to this Section 8.3(a) and the basis for such termination (or, if earlier, the Termination Date); provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(a) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) not being satisfied;

     (b) if (i) all of the conditions set forth in Sections 7.1 (Conditions to Each Party's Obligations to Effect the Merger) and 7.2 (Conditions to Obligations of Parent and Merger Sub) (other than those conditions that by their nature are to be satisfied by actions taken at the Closing but subject to their satisfaction or waiver by the Party having the benefit thereof) have been satisfied, (ii) the Company has irrevocably confirmed by written notice to Parent that all conditions set forth in Section 7.3 (Conditions to Obligations of the Company) have been satisfied or that it is willing to waive any unsatisfied conditions in Section 7.3 (Conditions to Obligations of the Company), and (iii) the Merger shall not have been consummated within three (3) Business Days after the delivery of such notice; or

     (c) prior to obtaining the Company Shareholder Approval, but not after, in order to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 6.4(d) .

     Section 8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

     (a) (i) the representations and warranties of the Company shall not be true and correct or the Company shall have breached or failed to perform any of its covenants or agreements contained in this Agreement, which failure to be true and correct, breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 15 days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; or (ii) the Company shall have breached in any material respect its obligations under Section 6.4 (No Solicitation of Transactions), which breach (A) would give rise to the failure of a condition set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.2 (Conditions to Obligations of Parent and Merger Sub) and (B) cannot be cured by the Termination Date, or if capable of being cured, shall not have been cured within (x) 10 days following receipt of written notice of such breach from Parent or (y) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date; provided, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(a) if it or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 (Conditions to Each Party's Obligations to Effect the Merger) or 7.3 (Conditions to Obligations of the Company) not being satisfied; or

     (b) (i) the Company Board, whether or not permitted to do so by this Agreement, shall have (i) failed to include the Company Board Recommendation in the Proxy Statement or shall have effected a Change of Recommendation or Company Adverse Recommendation Change, or shall have resolved to take any such action; (ii) the Company shall have entered into an Alternative Acquisition Agreement or take any other action referred to in Section 6.4(c)(iii)(B)(x); or (iii) the Company or the Company Board shall have publicly announced its intention to do any of the foregoing.

     Section 8.5 Effect of Termination and Abandonment. (a) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII (Termination; Amendment; Waiver), written notice thereof shall be given to the other Parties, specifying the provision or provisions hereof pursuant to which such termination shall have been made, and this Agreement (other than this Section 8.5 (Effect of Termination and Abandonment) and Sections 6.3(c) (Parent's and Merger Sub's Confidentiality Obligation), 6.6 (Public Announcement), 6.9 (Fees and Expenses) and Article IX (Miscellaneous)) shall become void and of no effect with no liability on the part of any Party (or of any of its Subsidiaries or their respective Representatives); provided, that nothing in this Section 8.5 (Effect of Termination and Abandonment) shall relieve any Party from liability for fraud committed prior to such termination or for any intentional breach prior to such termination of any of its representations, warranties, covenants or agreements set forth in this Agreement.

     (b) In the event that (i) this Agreement is terminated by Parent pursuant to Section 8.4(a) or (b), (ii) this Agreement is terminated by the Company pursuant to Section 8.3(c), or (iii) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(a) without the Company Shareholder Approval having been obtained or 8.2(b) and, after the date hereof and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been publicly announced or publicly made known, and not withdrawn, and within twelve (12) months after such termination the Company or any of the Subsidiaries consummates an Acquisition Proposal, whether or not it was the same Acquisition Proposal (provided, that for purposes of this Section 8.5(b), all references to "20%" in the definition of "Acquisition Proposal" shall be deemed to be references to "50%"), then the Company shall (x) pay or cause to be paid to Parent or its designee a termination fee of US$3,000,000 (the "Company Termination Fee"), on the date of such termination, and (y) reimburse Parent as promptly as possible (but in any event within five (5) Business Days) following the delivery by Parent of an invoice therefor, all Expenses, up to a maximum of US$1,000,000, incurred by Parent, Merger Sub and their Affiliates (other than the Company) in connection with the transactions contemplated hereby, in each case, by wire transfer of same day funds to one or more accounts designated in writing by Parent. In the event that Parent or its designee shall receive full payment of the Company Termination Fee and Expenses reimbursement pursuant to this Section 8.5(b), the receipt of such Company Termination Fee and Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub or any other Person shall be entitled to bring or maintain any Proceeding against any Company Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(b) shall limit the rights of Parent and Merger Sub under Section 9.8 (Specific Performance). For the avoidance of doubt, subject to Section 9.8 (Specific Performance), the right of Parent and its designees to receive payment from the Company of the Company Termination Fee and the Expenses referred to in this Section 8.5(b) shall be the sole and exclusive remedy of the Parent Related Parties against the Company Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Company Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. For purposes of this Agreement, "Company Related Party" means the Company and its Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, stockholders, management members or Affiliates; and "Parent Related Party" means Parent, Merger Sub, their Subsidiaries and any of their respective former, current and future officers, employees, directors, partners, stockholders, management members or Affiliates. The provisions of this Section 8.5(b) are intended to be for the benefit of, and shall be enforceable by, each Company Related Party.

     (c) In the event that the Company terminates this Agreement pursuant to Section 8.3(a) or (b), then, Parent shall (x) pay or cause to be paid to the Company a termination fee in an amount equal to US$6,000,000 (the "Parent Termination Fee"), and (y) reimburse the Company as promptly as possible (but in any event within five (5) Business Days) following the delivery by the Company of an invoice therefor, all Expenses, up to a maximum of US$1,000,000, incurred by the Company and its Affiliates (other than Parent and Merger Sub) in connection with the transactions contemplated hereby, in each case, by wire transfer of same day funds to one or more accounts designated in writing by the Company. In the event the Company shall receive the full payment of the Parent Termination Fee and Expenses pursuant to this Section 8.5(c), the receipt of such Parent Termination Fee and Expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any Proceeding against any Parent Related Party arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.5(c) shall limit the Company’s rights under Section 9.8 (Specific Performance). For the avoidance of doubt, subject to Section 9.8 (Specific Performance), the right of the Company and its designees to receive payment from Parent of the Parent Termination Fee and Expenses referred to in this Section 8.5(c) shall be the sole and exclusive remedy of the Company Related Parties against the Parent Related Parties for any loss or damage suffered or incurred arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination, and upon payment of such amounts, none of the Parent Related Parties shall have any further liability or obligation arising out of or in connection with this Agreement or the Financing Documents, any of the transactions contemplated hereby or thereby (and the abandonment or termination hereof or thereof) or any matter forming the basis for such termination. The provisions of this Section 8.5(c) are intended to be for the benefit of, and shall be enforceable by, each Parent Related Party.

     (d) In the event that the Company shall fail to pay the Company Termination Fee and the Expenses of Parent, or Parent shall fail to pay the Parent Termination Fee and the Expenses of the Company, when due and in accordance with the requirements of this Agreement, the Company or Parent, as the case may be, shall reimburse the other Party for all costs and expenses actually incurred or accrued by the other Party (including, without limitation, fees and expenses of counsel) in connection with the collection under and enforcement of this Section 8.5 (Effect of Termination and Abandonment), together with interest on such unpaid Company Termination Fee or Parent Termination Fee, as the case may be, or unpaid Expenses, commencing on the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full, at a rate per annum equal to 5% plus the prime rate published in The Wall Street Journal in effect on the date such payment was required to be made. Such collection expenses shall not otherwise diminish in any way the payment obligations hereunder.

     (e) Each Party acknowledges that (i) the agreements contained in this Section 8.5 (Effect of Termination and Abandonment) are an integral part of the transactions contemplated hereby, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 8.5(b) or Section 8.5(c) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 8.5 (Effect of Termination and Abandonment), the Parties would not have entered into this Agreement.

     Section 8.6 Amendment. At any time prior to the Effective Time, the Parties may modify or amend this Agreement, with the approval of the boards of directors of the Parties at any time; provided, however, that (a) in the case of the Company, each of the Company Board and Independent Committee have approved such amendment in writing, and (b) after approval of this Agreement by the shareholders of the Company, no amendment shall be made which changes the Merger Consideration or adversely affects the rights of the Company's shareholders hereunder or is otherwise required under any applicable Law to be approved by such shareholders without, in each case, the approval of such shareholders.

     Section 8.7 Extension; Waiver. At any time prior to the Effective Time, any Party may, to the extent permitted under applicable Law, (a) extend the time for the performance of any of the obligations or other acts of the other Parties, (b) waive any inaccuracies in the representations and warranties of the other Parties contained in this Agreement, or (c) waive compliance with any of the agreements or conditions of the other Parties contained in this Agreement; provided, however, that after the Company Shareholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval by the shareholders of the Company without such further approval having been obtained. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

 ARTICLE IX

MISCELLANEOUS

     Section 9.1 Nonsurvival of Representations and Warranties. The representations, warranties, covenants and agreements in this Agreement and in any instrument delivered pursuant hereto shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 8.1 (Termination by Mutual Agreement), 8.2 (Termination by Either Parent or the Company), 8.3 (Termination by the Company) or 8.4 (Termination by Parent), as the case may be, except for those covenants and agreements contained in this Agreement (including Article I (The Merger), Article II (Delivery of Merger Consideration),

Section 6.3(c) (Parent's and Merger Sub's Confidentiality Obligation), Section 6.7 (Indemnification; Directors' and Officers' Insurance), Section 8.5 (Effect of Termination and Abandonment), and this Article IX (Miscellaneous)) that by their terms are to be performed in whole or in part after the Effective Time (or termination of this Agreement, as applicable).

     Section 9.2 Entire Agreement; Assignment. (a) This Agreement (including the Company Disclosure Schedule, and other exhibits and annexes hereto), together with the Financing Documents, the Confidentiality Agreement, the Guarantees, the Rollover Agreement and the Voting Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

     (b) Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by operation of Law (including, but not limited to, by merger or consolidation) or otherwise by any of the Parties without the prior written consent of the other Parties. Any assignment in violation of the preceding sentence shall be void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

     Section 9.3 Notices. All notices, requests, claims, demands instructions or other communications to be given under this Agreement shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt after transmittal by facsimile to such number specified below or another number or numbers as such Person may subsequently specify by proper notice under this Agreement, with a confirmatory copy to the sent by overnight courier, and (c) on the next Business Day when sent by international overnight courier, in each case to the respective Parties and accompanied by a copy sent by email (which copy shall not constitute notice) at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 9.3 (Notices)):

   If to Parent or to Merger Sub, to:

Dr. Jing Lou
No. 3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China
Fax:+86-24-2581-1821

and

CPEChina Fund, L.P.
c/o CITIC PE Advisors (Hong Kong) Limited
Suite 606, 6/F.
One Pacific Place
88 Queensway
Hong Kong
Attention: Huihui Li
Facsimile: +86-10-8522- 1872

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
30/F, China World Office 2,
No.1, Jian Guo Men Wai Avenue,
Beijing 100004 China
Attention: Peter Huang
Fax:+86-10-6535-5699

and

Akin Gump Strauss Hauer & Feld LLP
Unit 05-07, 36th Floor, Edinburgh Tower, The Landmark
15 Queen's Road Central, Hong Kong
Attention: Gregory Puff
Fax: +852 3694-3001

if to the Company, to:

No. 3 A1, Road 10,
Econ. & Tech. Development Zone
Shenyang 110027, P.R.China
Attention: Ms. Yanli Liu
Fax: +86-24-2581-1821 Ext 119
Email: lyl@3sbio.com

with a copy to:

Cleary Gottlieb Steen & Hamilton LLP
Twin Towers - West (23Fl), Jianguomenwai Da Jie
Chaoyang District
Beijing 100022, PRC
Attention: Ling Huang and W. Clayton Johnson
Facsimile: +852 2160 1087
Email: lhuang@cgsh.com and cjohnson@cgsh.com

     Section 9.4 Governing Law; Jurisdiction; Waiver of Jury Trial. (a) This Agreement shall be governed by and construed in accordance with the Laws of the State of New York excluding (to the greatest extent a New York court would permit) any rule of law that would cause the application of the laws of any jurisdiction other than the State of New York. Notwithstanding the foregoing, (i) if any provision of this Agreement with specific reference to the Laws of the Cayman Islands shall be subject to the Laws of the Cayman Islands, the Laws of the Cayman Islands shall supersede the Laws of the State of New York with respect to such provision, and (ii) matters relating to the fiduciary duties of the Company Board and internal corporate affairs of the Company shall be governed by the Laws of the Cayman Islands.

     (b) The Parties agree that any Proceeding brought by any Party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court sitting in the Borough of Manhattan, the City of New York. Each of the Parties submits to the jurisdiction of any such court in any Proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby, and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such Proceeding. Each Party irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum.

     (c) EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO TRIAL BY JURY IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY DOCUMENTS OR INSTRUMENTS REFERRED TO IN THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, OR THE ACTIONS OF PARENT, MERGER SUB OR THE COMPANY IN NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

     Section 9.5 Descriptive Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

     Section 9.6 No Third Party Beneficiaries. Except as expressly set forth in Sections 6.7 (Indemnification; Directors' and Officers' Insurance) and 8.5 (Effect of Termination and Abandonment), this Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement.

     Section 9.7 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

     Section 9.8 Specific Performance.

     (a) Subject to Section 9.8(c), in the event the Company or its designees shall receive from Parent (i) the Parent Termination Fee, (ii) Expenses pursuant to Section 8.5(c), and (iii) any reimbursement of costs and expenses that are payable pursuant to Sections 8.5(d) or 6.14(h), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of any Company Related Party against the Parent Related Parties, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither Parent nor any other Parent Related Parties shall have any liability for, and none of the Company Related Parties shall seek, or permit to be sought from the Parent Related Parties, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby other than the payment of the amounts set forth in the first sentence of this Section 9.8(a) .

     (b) Subject to Section 9.8(c), in the event Parent or its designees shall receive from the Company (i) the Company Termination Fee, (ii) Expenses pursuant to Section 8.5(b), and (iii) any reimbursement of costs and expenses that are payable pursuant to Section 8.5(d), the receipt of such fees and expenses shall be the sole and exclusive remedy (whether at Law, in equity, in Contract, in tort or otherwise) of any Parent Related Party against the Company Related Parties, for any loss or damage suffered as a result of any such breach or failure to perform hereunder or other failure of the Merger to be consummated (in each case, whether willfully, intentionally, unintentionally or otherwise). For the avoidance of doubt, neither the Company nor any other Company Related Parties shall have any liability for, and none of the Parent Related Parties shall seek, or permit to be sought from the Company Related Parties, monetary damages of any kind or nature or arising in any circumstance in connection with this Agreement or any of the transactions contemplated hereby other than the payment of the amounts set forth in the first sentence of this Section 9.8(b) .

     (c) The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the Parties. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement against the breaching Party or Parties, without the necessity of proving the inadequacy of money damages as a remedy, this being in addition to any other remedy to which they are entitled at Law or in equity. Any Party seeking an injunction or injunctions in accordance with this Agreement to prevent breaches of this Agreement or the

Equity Financing Document and to enforce specifically the terms and provisions of this Agreement or the Equity Financing Documents shall not be required to provide any bond or other security in connection with any such order or injunction. If any Party brings any Proceeding to enforce specifically the performance of the terms and provisions hereof by any other Party or of the Equity Financing Documents by any party thereto, the Termination Date shall automatically be extended by the amount of time during which such Proceeding is pending, plus 20 Business Days. Without limiting the forgoing provisions of this Section 9.8(c), the Parties acknowledge and agree that the Company shall be entitled to obtain an injunction, specific performance or other equitable relief to (i) enforce Parent’s obligation to cause the Equity Financing to be funded, if (A) all of the conditions to closing contained in Sections 7.1 (Conditions to Each Party’s Obligations to Effect the Merger) and 7.2 (Conditions to Obligations of Parent and Merger Sub) have been satisfied (other than those conditions that by their nature are to be satisfied at the Closing (but subject to their satisfaction or waiver by the Party having the benefit thereof)), (B) the Debt Financing (or, if applicable, Alternate Debt Financing) has been funded or will be funded in accordance with the Debt Financing Document (or, if applicable, the New Debt Financing Documents) at the Closing if the Equity Financing is funded at the Closing, (C) the Company has delivered to Parent an irrevocable commitment in writing that it would be ready, willing and able to consummate the Closing if the Debt Financing and Equity Financing are funded, and (D) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2 (Closing of the Merger); and (ii) enforce the obligations of Parent and Merger Sub set forth in Section 6.14 (Financing). Notwithstanding anything herein to the contrary, (x) while the Parties may pursue both a grant of specific performance and the payment of the amounts set forth in Section 9.8(a) or Section 9.8(b), as applicable, neither Parent and Merger Sub, on the one hand, nor the Company, on the other hand, shall be permitted or entitled to receive both a grant of specific performance that results in a Closing and payment of such amounts, and (y) upon the payment of such amounts, the remedy of specific performance shall not be available against the Party making such payment and, if such Party is Parent or Merger Sub, any other Parent Related Parties or, if such Party is the Company, any other Company Related Parties.

     Section 9.9 Attorneys' Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties hereunder, the prevailing Party in such action or suit shall be entitled to receive a reasonable sum for its attorneys' fees and all other reasonable costs and expenses incurred in such action or suit.

     Section 9.10 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Parties.

     Section 9.11 Interpretation. (a) The words "hereof," "herein" and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement, and article, section, paragraph, exhibit and schedule references are to the articles, sections, paragraphs, exhibits and schedules of this Agreement unless otherwise specified. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All terms defined in this Agreement shall have the defined meanings contained herein when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time, amended, qualified or supplemented, including (in the case of agreements and instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and all attachments thereto and instruments incorporated therein. References to a Person are also to its permitted successors and assigns.

     (b) The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provisions of this Agreement.

[signature page follows]

 IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed on its behalf as of the day and year first above written.

DECADE SUNSHINE LIMITED

By:	/s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title: Director

DECADE SUNSHINE MERGER SUB

By:	/s/ Dr. Jing Lou
Name: Dr. Jing Lou
Title: Director

3SBIO INC.

By:	s/ Tianruo (Robert) Pu
Name: Tianruo (Robert) Pu
Title: Director and Chairman of the
Independent Committee

Signature Page to Merger Agreement

Appendix I
PLAN OF MERGER

THIS PLAN OF MERGER is made on [•].

BETWEEN:

(1)

3SBio Inc., an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (“3SBio” or the " Surviving Company" ); and

(2)

Decade Sunshine Merger Sub, an exempted company incorporated under the laws of the Cayman Islands, having its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1- 1111, Cayman Islands (the "Merging Company", and together with 3SBio or the Surviving Company, the "Companies").

WHEREAS:

(A)

The respective boards of directors of 3SBio and the Merging Company have approved the merger of 3SBio and the Merging Company, with the Surviving Company continuing as the surviving company in the Merger (the "Merger"), upon the terms and subject to the conditions of a merger agreement and plan of merger dated [•] 2013 between Decade Sunshine Limited, Decade Sunshine Merger Sub and 3SBio (the "Agreement"), a copy of which is annexed as Annex A to this Plan of Merger, this Plan of Merger, and pursuant to the provisions of Part XVI of the Companies Law Cap.22 (Law 3 of 1961, as consolidated and revised) (the "Cayman Companies Law").

(B)

The directors and shareholders of each of the Surviving Company and the Merging Company have approved the Agreement and this Plan of Merger, respectively, on the terms and subject to the conditions set forth herein and otherwise in accordance with the Cayman Companies Law.

(C)	This Plan of Merger is made in accordance with section 233 of the Cayman Companies Law.

IT IS AGREED:

CONSTITUENT COMPANIES

1.	The constituent companies (as defined in the Cayman Companies Law) to this Plan of Merger are 3SBio and the Merging Company.

NAME OF THE SURVIVING CORPORATION

2.	The surviving company (as defined in the Cayman Companies Law) is the Surviving Company which shall be named 3SBio Inc.

REGISTERED OFFICE

3.

The registered office of each of the Surviving Company and Merging Company is at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

AUTHORISED AND ISSUED SHARE CAPITAL

4.	Immediately prior to the Effective Date (as defined below), the authorized share capital of 3SBio was US$[•] divided into [•] ordinary shares each of nominal or par value US$[•] each.

5.

Immediately prior to the Effective Date, the authorized share capital of the Merging Company was US$[50,000] divided into [50,000] shares each of a nominal or par value of US$[1.00], one of which has been issued and is outstanding.

6.	The authorized share capital of the Surviving Company shall be US$50,000 divided into 50,000 ordinary shares of US$1.00 par value per share.

EFFECTIVE DATE

7.	In accordance with section 233(13) of the Cayman Companies Law, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar of Companies (the " Effective Date").

TERMS AND CONDITIONS; SHARE RIGHTS

8.1

On the Effective Date, each share of a nominal or par value US$[1.00] each in the capital of the Merging Company issued and outstanding immediately prior to the Effective Date shall be converted into one validly issued, fully paid and non- assessable share of a nominal or par value US$[1.00] each in the capital of the Surviving Company in accordance with the Agreement.

8.2

On the Effective Date, each ordinary share of a nominal or par value US$[•] each in the capital of 3SBio issued and outstanding immediately prior to the Effective Date, other than any Excluded Shares (as defined in the Agreement), shall be cancelled in exchange for the right to receive US$[•] in cash per ordinary share without interest in accordance with the Agreement.

8.3	On the Effective Date, any Consortium Shares (as defined in the Agreement) and any Shares beneficially owned by the Company or any direct or indirect wholly owned Subsidiary of the

2

Company shall be cancelled and cease to exist without any conversion or any consideration in accordance with the Agreement.

8.4	Dissenting Shares shall be cancelled in exchange for a payment resulting from the procedure in Section 238 of the Cayman Companies Law.

8.5	From the Effective Date, the rights and restrictions attaching to the shares of the Surviving Company are set out in the M&A (as defined below).

MEMORANDUM AND ARTICLES OF ASSOCIATION

9.	From the Effective Date, the memorandum and articles of association of the Surviving Company shall be the memorandum and articles of association annexed hereto as Annex B (the "M&A").

DIRECTORS' INTERESTS IN THE MERGER

10.1	No director of either of the Companies will be paid any amounts or receive any benefits consequent upon the Merger.

10.2	The names and addresses of each director of the Surviving Company from the Effective Date are:

(a)	[•], [address];

(b)	[•], [address]; and

(c)	[•], [address].

SECURED CREDITORS

11.1	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

11.2	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

PROPERTY

12.

On the Effective Date, the rights, property of every description including choses in action, and the business, undertaking, goodwill, benefits, immunities and privileges of each of the Companies shall immediately vest in the Surviving Company, which shall be liable for and subject, in the same manner as the Companies, to all mortgages, charges, security interests and all contracts, obligations, claims, debts and liabilities of each of the Companies.

3

TERMINATION

13.	At any time prior to the Effective Date, this Plan of Merger may be terminated in accordance with the terms and conditions of the Agreement.

COUNTERPARTS

14.	This Plan of Merger may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

APPROVAL AND AUTHORIZATION

15.	This Plan of Merger has been approved by the board of directors of each of Merging Company and 3SBio pursuant to section 233(3) of the Companies Law.

16.	This Plan of Merger has been authorised by the shareholders of each of Merging Company and 3SBio pursuant to section 233(6) of the Companies Law.

GOVERNING LAW

17.	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands

IN WITNESS whereof this Plan of Merger has been entered into by the parties on the day and year first above written.

SIGNED for and on behalf of	)
3SBio Inc.:	)
	)	Director
)
	)	Name:
)
)

SIGNED for and on behalf of
Decade Sunshine Merger Sub:
	)	Director
)
	)	Name:
)
)

4

 ANNEX A
(the "Agreement")

ANNEX B

Memorandum and Articles of Association of the Surviving Company